SPLIT-OFF MERGER

by and between

ECOGAS INVERSIONES S.A.

and

CENTRAL PUERTO S.A.

This prospectus (“Prospectus”) contains the terms of the split-off merger (“Corporate Reorganization” or “Split-Off Merger”, indistinctly) to be conducted by ECOGAS INVERSIONES S.A. (“ECOGAS” or “Continuing Company”) and Central Puerto S.A. (“CEPU”, and together with ECOGAS, “Companies” or “Parties”, and each individually and indistinctly, a “Party”), by virtue of which the Companies agree to conduct a Corporate Reorganization, so that CEPU can split its shareholding in Distribuidora de Gas del Centro S.A. (“DGCE”), in Energía Sudamericana S.A. (“ENSUD”) (both companies controlled by ECOGAS) and in ECOGAS, as well as the amount of $305,000,000 in cash (“Divided CEPU Equity”), to merge such equity with ECOGAS as Continuing Company of such equity, under the terms described hereinafter, pursuant to the provisions of Sections 83, 88 and related sections of the Business Entities Act (Law No. 19550) as amended (“LGS”). This process is fiscally framed as a corporate reorganization pursuant to Section 80 and related sections of the Income Tax Act (Law No. 20628) as amended (“LIG”) and its regulatory decree (Decree 862/19 as amended) and subject, among other authorizations, to the administrative approval by the Argentine Securities Commission (“CNV”), pursuant to Section I, Chapter I, Title VI and Section I, Chapter X, Title II of the CNV Regulations (restated text 2013) (“CNV Regulations”).

Capitalized terms not defined in this Prospectus shall have the meaning assigned to them in the Previous Commitment (as defined hereinbelow), which is attached as Exhibit C herein or in the Bylaws of the Continuing Company, attached as Exhibit F.

As stated in the respective meetings of the Board of Directors of the Companies, dated March 31, 2025, whereby, among other items, the split-off merger previous commitment was approved (“Previous Commitment”), in which the terms and conditions of the Corporate Reorganization were agreed, it results beneficial for the Parties to conduct the Corporate Reorganization, which qualifies under the terms of tax neutrality, as CEPU intends to split its shareholding in the gas business, therefore allowing its current shareholdings in ECOGAS, ENSUD and DGCE to be held directly by CEPU shareholders (through ECOGAS).

Moreover, the respective Boards of Directors of the Companies, in their meetings held on March 31, 2025, approved (i) the use of the annual individual financial statements for the fiscal year ended December 31, 2024 of ECOGAS as individual balance sheet of ECOGAS (“ECOGAS Individual Balance Sheet”, published on the CNV website under ID# 3329334), and the use of the individual financial statements for the fiscal year ended December 31, 2024 of CEPU as individual balance sheet of CEPU (“CEPU Individual Balance Sheet”, published on the CNV website under ID# 3330355 and together with “ECOGAS Individual Balance Sheet”, the “Individual Balance Sheets”), both ended December 31, 2024, which are attached as Exhibit A herein, (ii) a special split-off balance sheet of CEPU as of December 31, 2024 (“CEPU Split-Off Balance Sheet”, to be published on the CNV website together with this Prospectus), (iii) a special consolidated split-off merger balance sheet of ECOGAS and CEPU as of December 31, 2024, (“Consolidated Split-Off Merger Balance Sheet”, to be published on the CNV website together with this Prospectus, and together with the Individual Balance Sheets and the CEPU Split-Off Balance Sheet, the “Corporate Reorganization Balance Sheets”), which are attached as Exhibit B herein, and (iv) the Previous Commitment by means of which the terms and conditions of the Corporate Reorganization were agreed, signed by the Companies on March 31, 2025, which is attached as Exhibit C herein. The Board of Directors of the Companies shall place for consideration the Previous Commitment and the Corporate Reorganization Balance Sheets in their corresponding Special Shareholders’ Meetings, which shall be held on May 22, 2025, or on any posterior date to be determined by the respective Board of Directors of the Companies. Moreover, once the Corporate Reorganization and its supplementary documentation are approved by the shareholders of the Companies, the creditors’ opposition period elapses, and once all the applicable legal requirements are met, the Companies shall enter into a final split-off merger agreement (“Final Agreement”).

As of the date of this Prospectus, the approval of the Split-Off Merger by the respective Special Shareholders’ Meeting of each Company is pending, which Meetings were called to be held on May 22, 2025.

The shares representing the share capital of CEPU and ECOGAS are admitted to the securities public offer regime of the Argentine Republic set forth in the Capital Markets Act No. 26831 (“LMC”), and are currently listed on Bolsas y Mercados Argentinos S.A. (“BYMA”). Thus, as the Companies are registered as issuing companies (pursuant to Section I, Chapter I, Title II of CNV Regulations) as per CNV Regulations, this Prospectus has been subjected to consideration of the CNV, as will be the Final Agreement in a timely manner, in order to obtain the administrative authorization by CNV regarding the Corporate Reorganization, so that the Business Entities Registry for the City of Buenos Aires (“IGJ”) registers the Split-Off Merger.

Due to the Corporate Reorganization, and pursuant to the Previous Commitment, the Companies agreed that on the Corporate Reorganization Effective Date (as determined hereinbelow):

(a) The Divided CEPU Equity shall be divided to be merged with ECOGAS, ECOGAS therefore acquiring, as from the Corporate Reorganization Effective Date, ownership of the shareholdings CEPU owned in DGCE and ENSUD. In this regard, it is put on record that the basis and the criteria used for the preparation of the CEPU Split-Off Balance Sheet are described herein: (i) the split of the Divided CEPU Equity does not provide for the reduction of the nominal share capital of CEPU, and only part of the equity of CEPU shall be divided in order to assign the shares of ECOGAS to CEPU shareholders; (ii) such equity reduction of CEPU shall be recorded against the “Capital Adjustment” account of CEPU equity; (iii) the remaining accounts of CEPU equity shall not be divided, nor reduced.

(b) The 8,097,326 New Shares (as defined hereinbelow in the section “Swap Ratio” or “Swap”) of ECOGAS shall be assigned to CEPU shareholders, pro rata their 1,511,722,263 outstanding shares, i.e., CEPU shareholders shall receive 1 share Class “D” of ECOGAS per each 186.694 of their shares in CEPU. Should the ECOGAS Shareholders Meeting approve the change in the face value of their shares, the 80,973,264 New Shares of ECOGAS shall be assigned to CEPU shareholders pro rata their 1,511,722,263 outstanding shares, i.e., CEPU shareholders shall receive 1 share Class “D” of ECOGAS per each of their 18.6694 shares in CEPU.

The assignment of ECOGAS New Shares to CEPU shareholders is expected to be conducted pursuant to the procedure duly informed by the Board of Directors to CEPU shareholders, within 5 (five) business days as from the Corporate Reorganization Effective Date. Any fractions or decimals of shares resulting from the swap to each shareholder shall be paid in cash by ECOGAS to CEPU shareholders within a period of 60 (sixty) calendar days as from the Corporate Reorganization Effective Date, pursuant to the regulations in force; and

(c) The New Shares shall be authorized for public offering and listing, and shall be authorized to be listed on BYMA.

For legal, accounting, tax, and operational purposes, the Corporate Reorganization will become effective: (i) at 12:00 a.m. on the first calendar day of the month immediately following the month in which the administrative approvals for the New Shares are obtained from the CNV, in the event that such administrative approvals are granted by the CNV between the 1st and the 15th (inclusive) of that month; or (ii) at 12:00 a.m. on the first calendar day of the second month immediately following the month in which the administrative approvals for the New Shares are obtained from the CNV, in the event that such administrative approvals are granted by the CNV after the 15th day of that month (the “Corporate Reorganization Effective Date”). That is, if the CNV’s administrative approval for the New Shares is obtained on July 15, 2025, the Effective Date of the Corporate Reorganization will be at 12:00 a.m. on August 1, 2025, whereas if the CNV’s administrative approval for the New Shares is obtained on July 16, 2025, the Effective Date of the Corporate Reorganization will be at 12:00 a.m. on September 1, 2025.

Lastly, pursuant to Section II, Chapter I, Title XII of CNV Regulations, the Companies have informed the corresponding entities regarding the Corporate Reorganization, under Material News No. 3338288 of ECOGAS and No. 3339777 of CEPU.

The publication of this Prospectus was authorized by CNV on May 12th, 2025 and it has been made available to the shareholders of the Companies no less than ten days in advance to the date of their respective meetings through its publication in the Financial Information Highway (AIF) of CNV www.argentina.gob.ar/cnv. This Prospectus shall also be published in the daily gazette of Buenos Aires Stock Exchange (“BCBA Daily Gazette” and “BCBA”, respectively) by virtue of the powers delegated by BYMA to BCBA, pursuant to CNV Resolution No. 17501, and the information systems of said market and MAE, in compliance with Section 5 of Chapter X, Title II of CNV Regulations.

The Corporate Reorganization described in this Prospectus is subject to, among other authorizations, certain administrative approvals by CNV, which as of this date have not been obtained. CNV has not issued any judgement on the Corporate Reorganization, nor on any of its terms, including the Swap Ratio and the Bylaws of the Continuing Company.

The responsibility of the truthfulness, accuracy and adequacy of all the information contained in this Prospectus shall be borne exclusively by the governing body of the Companies and the auditing body, and legal consultants, assessors and auditors, as applicable to them, regarding their corresponding reports attached to this Prospectus, and other responsible persons included in sections 119 and 120 of LMC. The governing body of Companies states under oath that this Prospectus contains, as of the date of its publication, true and adequate information regarding any relevant fact that may affect the Corporate Reorganization subject matter of this Prospectus and any information that should be public, pursuant to the regulations in force.

This Prospectus must be considered together with the exhibits detailed hereinbelow:

●	Exhibit A: ECOGAS Individual Balance Sheet and CEPU Individual Balance Sheet as of December 31, 2024;
●	Exhibit B: CEPU Split-Off Balance Sheet and Consolidated Split-Off Merger Balance Sheet as of December 31, 2024;
●	Exhibit C: Split-Off Merger Previous Commitment (which includes as Exhibit IV the new Bylaws of the Continuing Company);
●	Exhibit D: Fairness Opinions from Banco de Valores S.A. and INFUPA S.A.; and
●	Exhibit E: Compliance Report by Pistrelli Henry Martin y Asociados S.A. regarding the Swap Ratio;
●	Exhibit F: ECOGAS Bylaws Amendment Draft

The shareholders of the Companies and other interested parties may obtain a copy of this Prospectus at CEPU headquarters, located at Tomas Edison 2701, City of Buenos Aires, and at ECOGAS headquarters, located at Av. Leandro N. Alem 855, 25th floor, City of Buenos Aires. In addition, this Prospectus, and all its Exhibits, are made available to any interested parties and it is published on CNV website, www.argentina.gob.ar/cnv. For practical purposes, the Exhibits to the Prospectus shall not be published on the BCBA Daily Gazette, but they shall be available to investors both at the Companies’ headquarters and on the CNV website.

This Prospectus is dated May 12th, 2025.

SUMMARY

This is a summary of the main characteristics of the Corporate Reorganization proposed by the Boards of Directors of the Companies to their respective shareholders and, in addition, it contains a summary of certain accounting information of the Companies. This summary is entirely dependent on the information provided in other sections of this Prospectus.

The Split-Off Merger

Type of Reorganization:

Split-Off Merger pursuant and subject to the provisions contained in Section 88 and related sections of the LGS, by virtue of which ECOGAS is the absorbing company and CEPU the company whose equity shall be absorbed regarding the Divided CEPU Equity.

Intervening Companies:	ECOGAS INVERSIONES S.A. and CENTRAL PUERTO S.A.
Name of the Continuing Company:	It is not modified, therefore it remains ECOGAS INVERSIONES S.A.
Previous Commitment Date:	March 31, 2025.
Individual Balance Sheets Dates:	December 31, 2024.
CEPU Split-Off Balance Sheet and ECOGAS-CEPU Consolidated Split-Off Merger Balance Sheet date:	December 31, 2024.

Companies Share Capital as of December 31, 2024:

CEPU: $1,514,022,256, represented by 1,514,022,256 book-entry shares, with a face value of $1, and carrying one vote per share.

ECOGAS: $229,230,580, represented by 22,923,058 book-entry shares, with a face value of $10 each. Class A and D shares carry one vote each, whereas Class B and C shares carry five votes each. Should ECOGAS Shareholders Meeting approve the change in the face value of the shares, ECOGAS share capital shall be represented by 229,230,580 book-entry, common shares with a face value of $1 each. Class A and D shares shall carry one vote each and Class B and C shall carry five votes each.

Corporate authorizations:

The Corporate Reorganization was approved at the meetings of the Companies’ Board of Directors on March 31, 2025 for both Companies (regarding the approval of the special balance sheets and the Consolidated Split-Off Merger Balance Sheet and any other terms, aspects and documents related to the Corporate Reorganization, including this Prospectus). In addition, it shall require the approval of the Companies Shareholders’ Meetings which will be held on May 22, 2025, on first call.

Swap Ratio:

The capital share of the Continuing Company shall be expressed in three classes of shares, carrying different voting rights, as per the following details: 2,526,954 Class B shares, with a face value of $10 and carrying 5 votes each; 2,077,840 Class C shares, with a face value of $10 and carrying 5 votes each; and 20,416,932 Class D shares, with a face value of $10 and carrying 1 vote each. Should ECOGAS Shareholders’ Meeting approve the change in the face value of the shares, the details will be as follows: 25,269,540 Class B shares, with a face value of $1 and carrying 5 votes each; 20,778,400 Class C shares, with a face value of $1 and carrying 5 votes each; 20,778,400 Class C shares, with a face value of $1 each and carrying 5 votes each; and 204,169,324 Class D shares, with a face value of $1 each and carrying 1 vote per share. The nominal value of the capital will amount to the sum of $250,217,260, or to the sum of $250,217,264 in the event that the ECOGAS shareholders’ meeting approves the change in the nominal value of the shares, which will become effective prior to the Corporate Reorganization. On the Corporate Reorganization Effective Date, the 8,097,326 New Shares of ECOGAS shall be assigned to CEPU shareholders pro rata their 1,511,722,263 outstanding shares, i.e., CEPU shareholders shall receive 1 share Class “D” of ECOGAS per each 186.694 of their shares in CEPU. Should ECOGAS Shareholders’ Meeting approve the change in the face value of their shares, on the Corporate Reorganization Effective Date, the 80,973,264 New Shares of ECOGAS shall be allocated to CEPU shareholders pro rata their 1,511,722,263 outstanding shares, i.e., CEPU shareholders shall receive 1 share Class “D” of ECOGAS per each of their 18.6694 shares in CEPU. The allocation of the New Shares of ECOGAS to CEPU shareholders is expected to be conducted pursuant to the procedure duly informed by the Board of Directors to CEPU shareholders within 5 (five) business days as from the Corporate Reorganization Effective Date. Any fractions or decimals of shares resulting from the swap to each shareholder shall be paid in cash by ECOGAS to CEPU shareholders within a period of 60 (sixty) calendar days as from the Corporate Reorganization Effective Date, pursuant to the regulations in force. The creation of an ECOGAS American Depositary Receipt (“ECOGAS ADRs”) program with the New Shares of ECOGAS as underlying securities is currently under negotiation between JPMorgan and ECOGAS (refer to “Description of the Terms of the Corporate Reorganization - General Effects of the Split-Off Merger”).

Fairness Opinions from Banco de Valores S.A. and INFUPA S.A.

As basis for the determination of the proposed Swap Ratio, the Companies’ Boards of Directors hired the services of Banco de Valores S.A. (“VALO”) on behalf of ECOGAS INFUPA S.A. (“INFUPA”) on behalf of CEPU, so that they issue their independent fairness opinions (“Fairness Opinion”), acting as exclusive financial advisors of each party in relation to the Corporate Reorganization, from an economic and financial viewpoint on the estimated value range of DGCE, ENSUD and ECOGAS, and on the Swap Ratio which arises from such estimated value ranges, within the context of the Corporate Reorganization. In this regard, VALO issued its fairness opinion (“VALO Fairness Opinion”) for the consideration of ECOGAS Board of Directors, and INFUPA issued its fairness opinion (“INFUPA Fairness Opinion”, and together with VALO Fairness Opinion, the “Fairness Opinions”) for the consideration of CEPU Board of Directors. The Fairness Opinions have been used by the Companies for the determination of the Swap Ratio (refer to “Description of the Terms of the Corporate Reorganization - Swap Ratio - Mechanism for the Determination of the Swap Ratio. Appraisals” and “Description of the Terms of the Corporate Reorganization - Swap Ratio - Fairness Opinions”).

Compliance Report on the Swap Ratio

The Companies’ Boards of Directors have engaged Pistrelli, Henry Martin y Asociados S.A. (“EY”) in its capacity as external auditor regarding the ECOGAS-CEPU Consolidated Split-Off Merger Balance Sheet, to issue a report on the terms and conditions of the proposed Swap Ratio. The EY Compliance Report on the Swap Ratio (“Compliance Report”) is attached to this Prospectus as Exhibit E (which also includes its Exhibit I, for all purposes) (refer to “Description of the Terms of the Corporate Reorganization - Swap Ratio _ Compliance Report on the Swap Ratio”).

Companies’ Supervisory Committee Opinion

The Supervisory Committees of CEPU and ECOGAS, in their meetings held on March 31, 2025, taking into consideration, among other factors, the Fairness Opinions and the Compliance Report issued by EY, have stated there are no objections in relation to the terms and conditions of the Corporate Reorganization.

Appraisal Right:	Since this is a Split-Off Merger process between two public listed companies under the terms of LGS and other applicable regulations, the appraisal right shall not apply as per Section 245 of LGS.
Issuance of Shares:

Information related to the issuance of New Shares to CEPU shareholders shall be published in the BCBA Daily Gazette once the relevant approvals from the competent entities are obtained. The New Shares shall be book-entry shares, and Caja de Valores S.A shall continue keeping their record pursuant to the Previous Commitment.

Stipulated Date of the Companies’ Special Shareholders’ Meeting for the Approval of the Split-Off Merger:	The Special Shareholders’ Meetings of the Companies have been called for May 22, 2025.

Split-Off Merger Effective Date:

For all legal, accounting, tax and operating purposes, the Corporate Reorganization shall be effective: (i) at 12 a.m. on the first calendar day of the month following the date on which the administrative approvals by CNV have been obtained for the New Shares, in case such condition is met on or before the 15th day of such month, inclusive; or (ii) at 12 a.m. on the first calendar day of the second month following the obtaining of the administrative approvals by CNV for the New Shares, in case the condition set forth in (i) above is not met. The Boards of Directors of the Companies may, by mutual agreement, bring forward or postpone the Corporate Reorganization Effective Date, pursuant to the Previous Commitment.

Securities Public Offer Regime and Listing and/or Trading of Shares:

ECOGAS is authorized as an issuing company by the CNV under the public offering regime for shares, which are currently listed on BYMA. The admission to the public offering regime for ECOGAS shares was authorized by CNV Resolution No. RESFC-2024-22991-APN-DIR#CNV dated December 11, 2024, the conditions of which were lifted by Note NO-2024-139370492-APN-GE#CNV.

For its part, CEPU is authorized as an issuing company by the CNV under the public offering regimes for shares, which are currently listed on BYMA, and for the public offering of negotiable obligations. The admission to the public offering regime for CEPU shares was authorized by CNV Resolution No. 10,211 dated September 9, 1993. The creation of the negotiable obligations program and the public offering of the Negotiable Obligations was authorized by CNV Resolution No. 20,847 dated October 29, 2020.

Therefore, being these Companies subject to the supervision of CNV, the provisions set forth in Chapter X, Title II of CNV Regulations are applicable to them. Once the Split-Off Merger is registered, the Continuing Company shall remain within the public offer regime and the listing of their shares, as is currently the case, and shall require the public offering and listing authorization for the New Shares on or before the Split-Off Merger Effective Date.

Bylaws of the Continuing Company

The Bylaws of ECOGAS shall be amended due to the Corporate Reorganization. The draft of the Bylaws is attached herein, subject to the approval by the Special Shareholders’ Meeting of ECOGAS, therefore, it may suffer further modifications (refer to Exhibit F).

Tax Issues

The Corporate Reorganization shall be conducted within the same framework for reorganizations established by Sections 80 and related sections of LIG, Section 172 of DRLIG, and further applicable regulations. Should the requirements set forth in these regulations be met, the Split-Off Merger shall be excluded from income tax and other Argentine taxes.

Creditors’ Right to Object:

CEPU and ECOGAS creditors may exercise their right to object stated in section 88 of LGS. Such right to object shall be exercised within a period of 15 (fifteen) days as from the last publication of the Corporate Reorganization legal notice. Any creditor with a credit prior to the date of the publication may exercise their right to object. However, the objections shall not prevent the Split-Off Merger from being conducted, but the Final Agreement shall not be granted up to a period of 20 (twenty) days after the expiration term indicated above, so that the objecting parties who have neither waived their right to object, nor been duly guaranteed, can obtain a judicial attachment. The previously mentioned terms are peremptory and, once these terms have elapsed, no creditor of the Companies (including current creditors with credits due or to become due, but prior to the legal publications) shall be entitled to object to the Split-Off Merger and/or affect any equity different to the one that appears in the Individual Balance Sheets (refer to “Description of the Terms of the Corporate Reorganization - Other Significant Matters that may affect the Corporate Reorganization”).

Administrative Approvals:	The Corporate Reorganization is subject to the administrative approval by CNV, as is the public offering of the New Shares (refer to “Description of the Terms of the Corporate Reorganization - Administrative Approvals”).

BRIEF DESCRIPTION OF THE COMPANIES

CENTRAL PUERTO S.A.

Corporate information

CEPU (Tax ID No. 33-65030549-9) is a company incorporated under the laws of the Argentine Republic, with legal domicile at Tomas Edison 2701, City of Buenos Aires, registered with the Business Entities Registry for the City of Buenos Aires on March 13, 1992, under No. 1855, Book 110, Vol. A, of Corporations.

Brief Background

CEPU and the companies which are part of the economic group (“CEPU Group”) constitute an integrated group mainly involved in the energy industry, conducting electrical energy generation activities.

CEPU was created by Decree No. 122/92 of the Argentine Executive Branch (“PEN”), in compliance with Law No. 24065, which declared subject to complete privatization the generation, transport, distribution and trade of electric power in charge of Servicios Eléctricos del Gran Buenos Aires S.A.

On April 1, 1992, the Awarded Consortium took ownership of CEPU, thus commencing the operations of the new company.

In order to conduct its electrical energy generation activity, the Group owns the following assets:

The Puerto Nuevo and Nuevo Puerto thermal power stations, located in the City of Buenos Aires, with a total installed power of 1,747 MW, with a combined cycle station and steam turbogenerators.

The thermal power stations located in Luján de Cuyo, Mendoza, with a joint installed power of 576 MW and 125 tn/h of steam production.

The concession of the hydroelectric complex Piedra del Águila, located near Río Limay (Limay River), in Neuquén, has four generating units, each with 360 MW of power.

The Brigadier López thermal power station, located in Sauce Viejo, Santa Fe, with an installed power of 280.5 MW (open cycle operation).

Terminal 6 - San Lorenzo thermal cogeneration power station, located in Puerto General San Martín, Santa Fe, with an installed power of 391 MW and a steam production capacity of 340 tn/h.

The Costanera thermal power station, located in the City of Buenos Aires, which has four turbosteam units, with an installed capacity of 661 MW and two open-cycle electric power stations with 1,128 MW of power.

Generation power stations from renewable energy sources with a capacity of 473.8 MW of commercially-authorized power from renewable energy sources, distributed as per the following details: (i) La Castellana wind farm 100.8 MW; (ii) La Castellana II wind farm 15.2 MW; (iii) La Genoveva wind farm 88.2 MW; (iv) La Genoveva II wind farm 41.8 MW; (v) Achiras 48 MW wind farm; (vi) Los Olivos wind farm 22.8 MW; (vii) Manque wind farm 57 MW; and (viii) Guañizuil II A solar farm 100 MW.

Shareholdings in the companies Termoeléctrica José de San Martín S.A. and Termoeléctrica Manuel Belgrano S.A., which operate thermal generation stations, with an installed power of 865 MW and 873 MW, respectively, and in the company Central Vuelta de Obligado S.A., whose purpose originally was the management of the construction and, currently, the management of the operation of a combined-cycle power station, with 816 MW of power.

In addition, CEPU Group is involved in the natural gas distribution sector in the regions of Cuyo and the Center of the Argentine Republic, through the investment in associated companies which belong to the ECOGAS Group. Moreover, on July 19, 2018, the Argentine Gas Regulating Entity (ENARGAS) registered the company in the ENARGAS Traders and Trade Agreements Register. Later on, on March 22, 2024 the subsidiary Puerto Energía S.A.U. was also registered as a natural gas trader in that same register, as its incorporation as Trader Participant in the Wholesale Energy Market (MEM) was approved on September 20, 2024.

Furthermore, CEPU Group participates in the forestry industry, through Proener S.A.U, a company completely controlled by CEPU. Proener S.A.U. is the controlling company of: a) Forestal Argentina S.A. and Loma Alta Forestal S.A., owners of forestry assets consisting of 72,000 ha. in the provinces of Entre Ríos and Corrientes, 46,000 ha. of which are eucalyptus and pine plantations, and b) Empresas Verdes Argentina S.A., Las Misiones S.A. and Estancia Celina S.A., owners of forestry assets, which consist of 88,000 ha. in the province of Corrientes, approximately 28,900 ha. are pine plantations over a total of approximately 36,900 ha.

Lastly, CEPU Group has begun its participation in the mining industry through its shareholding in the Diablillos silver and gold mining project in the Argentine Northwest area and its shareholding in the Tres Cruces lithium mining project in the province of Catamarca.

Subsidiaries

Central Vuelta de Obligado S.A. (“CVOSA”)

CVOSA is a privately held company whose shares are not registered under the public offer regime. CVOSA manages the purchase of equipment and the construction, operation and maintenance of the CVOSA power station, which was built and commenced its operations on March 20, 2018, within the frame of a program substantially similar to FONINVEMEM.

CEPU holds 55.89% of the right to vote in CVOSA, which grants it the power to unilaterally approve resolutions requiring majority at the shareholders’ meetings. However, due to an agreement between shareholders entered into by Hidroeléctrica El Chocón S.A., Central Dock Sud S.A. (“Other CVOSA Shareholders”) and Central Puerto, there are certain decisions that CEPU can only approve with the positive vote from the Other CVOSA Shareholders.

CVOSA Board of Directors is formed by four members, two of which are appointed by CEPU. In addition, CEPU has the right to appoint the chairman of the CVOSA Board of Directors, who shall have a casting vote in the event of a tie. CEPU also has the right to appoint a member of the Statutory Audit Committee of CVOSA.

Pursuant to terms of the agreement of FONINVEMEM in relation to the Vuelta de Obligado power station, once the ten-year period counted as from the commencement of the operations of Vuelta de Obligado elapses, which occurred on March 20, 2018, all the governmental entities which financed its construction shall be granted the right to be incorporated as shareholders of CVOSA, which may, in turn, result in the termination of CEPU’s shareholding in CVOSA. If CEPU’s shareholding in CVOSA terminates, CEPU could cease to be the controlling entity of CVOSA.

Proener S.A.U.

Proener S.A.U. is a privately held company whose shares are not registered under the public offer regime. CEPU holds 100% of the share capital of Proener S.A.U. Its corporate purpose is conducting investment activities, including the energy and forestry industries.

CP Renovables S.A.

In 2016, CEPU incorporated CP Renovables S.A. to develop, construct and exploit renewable energy generation projects. As of the date of this Prospectus, CEPU holds 100% of the interest in CP Renovables S.A. CP Renovables S.A. invests in renewable energy assets.

As of March 31, 2025, the Boards of Directors of CEPU and CP Renovables S.A. approved—subject to ratification by the respective Shareholders’ Meetings of both companies—the implementation of a corporate reorganization between CEPU and CP Renovables S.A. (“CPR”), consisting of a merger by absorption. By virtue of this transaction, CP Renovables S.A., in its capacity as the absorbed company, will transfer to CEPU, in its capacity as the absorbing and continuing company, ownership of the entirety of its assets as of the effective date of the merger (the “Merger”).

This transaction will be carried out in accordance with the terms and conditions set forth in the preliminary merger agreement and the merger prospectus, both of which were approved by the Boards of Directors of the companies involved. The merger is currently being processed before the National Securities Commission (CNV) under file No. 101/2025 – “CENTRAL PUERTO S.A. RE: MERGER BY ABSORPTION WITH CP RENOVABLES S.A.”

CP Achiras S.A.U.

CP Achiras S.A.U. is a privately held company whose shares are not registered under the public offer regime. CP Renovables S.A. holds 100% of its share capital. CP Achiras S.A.U. is a company engaged in the generation and trading of electricity from renewable sources.

CP La Castellana S.A.U.

CP La Castellana S.A.U. is a privately held company whose shares are not registered under the public offer regime. CP Renovables S.A. holds 100% of the share capital of CP La Castellana S.A.U., a company engaged in the generation and trading of electricity from renewable sources.

Vientos La Genoveva S.A.U.

Vientos La Genoveva S.A.U. is a privately held company whose shares are not registered under the public offer regime. On March 7, 2018, the subsidiary CP Renovables S.A. acquired the total shareholding in Vientos La Genoveva S.A.U., and on that same date, transformed it into a S.A.U. (single shareholder corporation). On August 6, 2018, CEPU acquired the total shareholding of Vientos La Genoveva S.A.U. from its subsidiary CP Renovables S.A. Vientos La Genoveva S.A.U. is a company engaged in the generation and trading of electricity from renewable sources.

Vientos La Genoveva II S.A.U.

Vientos La Genoveva II S.A.U. is a privately held company whose shares are not registered under the public offer regime. On March 28, 2018, the subsidiary CP Renovables S.A. acquired the total shareholding in Vientos La Genoveva II S.A., and on that same date, CP Renovables S.A. transformed it into a S.A.U. On August 6, 2018, CEPU acquired the total shareholding of Vientos La Genoveva II S.A.U. from its subsidiary CP Renovables S.A. Vientos La Genoveva II S.A.U. is a company engaged in the generation and trading of electricity from renewable sources.

On September 18, 2024, the Board of Directors and Shareholders’ Meetings were held, which approved the merger of the companies Vientos La Genoveva II S.A.U, as absorbing company, and CP Manque S.A.U., CP Los Olivos S.A.U. and CPR Energy Solutions S.A.U., as absorbed companies, which were dissolved without liquidation, as provided in Section 82 and related sections of the Act No. 19550, as amended, with an effective merger date on January 1, 2025. The merger was registered before the Business Entities Registry for the City of Buenos Aires on January 28, 2025. The absorbed companies CP Manque S.A.U., CP Los Olivos S.A.U. and CPR Energy Solutions S.A.U. were privately held companies whose shares were not registered under the public offer regime and were engaged in the generation and trading of electricity from renewable sources.

Central Costanera S.A.

Central Costanera S.A. is a company whose shares are listed on BYMA. Proener S.A.U. holds 72.26% of the share capital in Central Costanera S.A., a company that conducts activities in the electricity generation and trading industries.

CP Cordillera Solar S.A.

CP Cordillera Solar S.A. is a privately held company whose shares are not registered under the public offer regime. CP Renovables S.A. holds 100% of the share capital in CP Cordillera Solar S.A., a company which owns the photovoltaic power station Guañozuil II A, located in the province of San Juan.

CP Servicios Renovables S.A.

CP Servicios Renovables S.A. is a privately held company whose shares are not registered under the public offer regime. CP Renovables S.A. holds 100% of the share capital in CP Servicios Renovables S.A.

Puerto Energía S.A.U.

Puerto Energía S.A.U. is a privately held company whose shares are not registered under the public offer regime, and it is mainly engaged in the trading of electric energy and hydrocarbons.

Forestal Argentina S.A.

Forestal Argentina S.A. is a privately held company whose shares are not registered under the public offer regime. The subsidiary Proener S.A.U. holds 98.20% of its share capital, whereas CEPU holds 1.80% of the share capital in Forestal Argentina S.A., a company which holds forestry assets in the provinces of Corrientes and Entre Ríos, and whose purpose is the production and trading of forestry assets.

Loma Alta Forestal S.A.

Loma Alta Forestal S.A. is a privately held company whose shares are not registered under the public offer regime. The subsidiary Proener S.A.U. holds 98% of Loma Forestal S.A. share capital, whereas CEPU holds 2%. Loma Forestal S.A. is a company which holds forestry assets in the province of Corrientes and whose purpose is the production and trading of forestry assets.

Empresas Verdes Argentina S.A

Empresas Verdes Argentina S.A. is a privately held company whose shares are not registered under the public offer regime. The subsidiary Proener S.A.U. holds 98.07% and the subsidiary Forestal Argentina S.A. holds 1.93% of the share capital of Empresas Verdes Argentina S.A., a company which holds forestry assets in the province of Corrientes and whose purpose is the production and trading of forestry assets.

Las Misiones S.A.

Las Misiones S.A. is a privately held company whose shares are not registered under the public offer regime. The subsidiary Proener S.A.U. holds 88.86% and Empresas Verdes Argentina S.A. holds 11.14% of the share capital of Las Misiones S.A., a company which holds forestry assets in the province of Corrientes and whose purpose is the production and trading of forestry assets.

Estancia Celina S.A.

Estancia Celina S.A. is a privately held company whose shares are not registered under the public offer regime. The subsidiaries, Las Misiones S.A., Proener S.A.U. and Empresas Verdes Argentina S.A. hold 71.86%, 24.88% and 3.26% of the share capital of Estancia Celina S.A., respectively. Estancia Celina S.A. is a company which holds forestry assets in the province of Corrientes and whose purpose is the production and trading of forestry assets.

Affiliates

Termoeléctrica José de San Martín S.A. (TJSM) and Termoeléctrica Manuel Belgrano S.A. (TMB)

TJSM and TMB are privately held companies whose shares are not registered under the public offer regime. Both companies are engaged in the purchase of equipment and the construction, operation and maintenance of the San Martin and Belgrano power stations, respectively, built within the frame of the FONINVEMEM program.

Due to the addition of the Argentine Government as shareholder of these companies, on March 11, 2021, the equity of the remaining shareholders of TJSM and TMB was diluted. In the case of CEPU, its shareholding decreased from 30.875% to 9.627% in TJSM, and from 30.946% to 10.8312%, in TMB. CEPU, together with other generating companies which are shareholders of TJSM and TMB, filed an administrative remedy against the provisions by the Argentine Government which enabled its incorporation as shareholder to those companies. The position of TJSM and TMB shareholders was that the shareholding of the Argentine Government in those companies should be lower, even though its incorporation as shareholder was unquestionable.

From February 17, 2023, and due to the acquisition of Central Costanera S.A, CEPU Group’s shareholding in TJSM is 10.90% and in TMB is 12.26%.

Grupo Ecogas – Ecogas Inversiones S.A.

As of the date of this Prospectus, CEPU holds 26.17% of the share capital of Ecogas Inversiones S.A. and direct shareholdings of 17.20% in DGCE and 2.45% in Energía Sudamericana S.A. Therefore, to such date, CEPU holds, directly and indirectly, a 38.56% shareholding in DGCE and a 27.85% shareholding in Energía Sudamericana S.A., and indirectly, a 24.36% shareholding in DGCU.

Geser S.A.

Geser S.A. is a privately held company whose shares are not registered under the public offer regime, which provides administrative services.

On March 24, 2022, CEPU acquired 8.599% of the shareholding in Geser S.A.

Transportadora de Gas del Mercosur S.A. (TGM)

TGM is a privately held company whose shares are not registered under the public offer regime. CEPU holds 20.00% of the share capital of TGM, which owns a distribution line from Aldea Brasilera (in the province of Entre Ríos) to Paso de los Libres (in the province of Corrientes).

3C Lithium Pte. Ltd

3C Lithium Pte. Ltd. is a privately held company formed under the regulations of Singapore, and holds 100% of the share capital of Minera Cordillera S.A., a privately held Argentine company which holds the mining rights of the project “Tres Cruces”, located in the province of Catamarca, Argentina. On December 26, 2024, CEPU subscribed 55,000,000 shares equivalent to 27.5% of the share capital of 3C Lithium Pte. Ltd. The “Tres Cruces” project involves a recently-discovered lithium deposit, and its aim is the development of exploration, drilling and exploitation activities of that mineral.

AbraSilver Resource Corp.

AbraSilver Resource Corp. is a public company listed on the Canadian Stock Exchange, which owns the silver-gold project Diablillos, located in the Argentine Northwest area. On April 22, 2024, the subsidiary Proener S.A.U. entered into a shares subscription agreement which granted it with a 4% shareholding in the Company AbraSilver Resource Corp. On January 31, 2025, such shareholding increased to 9.9%.

Directors and main executives

As of the date of this Prospectus, the Board of Directors of CEPU, pursuant to the formation established by the Shareholders’ General Meeting held on April 30, 2024, and the resolutions adopted by the Board of Directors on its meeting held on May 9th, 2025, is formed by 9 (nine) directors and 8 (eight) deputy directors as per the following details:

Name	Position	Argentine ID	Tax ID	Appointment date	Termination date
Osvaldo Arturo Reca	Chairman	10 176 569	20-10176569-6	30/04/2024	31/12/2026
Miguel Dodero	Vice Chairman	11 450 697	20-11450697-5	28/04/2023	31/12/2025
José Luis Morea	Director	11 773 941	20-11773941-5	28/04/2023	31/12/2025
Tomás José White	Director	12 946 343	20-12946343-1	28/04/2023	31/12/2025
Marcelo Atilio Suvá	Director	5 081 825	20-05081825-0	30/05/2025	31/12/2027
Jorge Eduardo Villegas	Director	7 621 383	20-07621383-7	30/05/2025	31/12/2027
Martina Blanco	Director	33 362 642	27-33362642-5	30/05/2025	31/12/2027
Diego Petracchi	Director	22 847 770	20-22847770-3	30/04/2024	31/12/2026
Martín Lhez	Director	20 225 760	20-20225760-8	30/04/2024	31/12/2026
José Manuel Ortiz	Deputy Director	14 014 235	20-14014235-3	28/04/2023	31/12/2025
Adrián Gustavo Salvatore	Deputy Director	18 403 083	20-18403083-8	28/04/2023	31/12/2025
Martín Orozco	Deputy Director	17 796 306	20-17796306-3	28/04/2023	31/12/2025
Mario Elizalde	Deputy Director	11 045 373	20-11045373-7	30/05/2025	31/12/2027

José Manuel Pazos	Deputy Director	22 364 131	20-22364131-9	30/05/2025	31/12/2027
Alejo Villegas	Deputy Director	28 030 011	20-28030011-0	30/05/2025	31/12/2027
Ramón Nazareno Ulloa	Deputy Director	14 014 616	20-14014616-2	30/04/2024	31/12/2027
Fernando Bonnet	Deputy Director	25 912 893	20-25912893-6	30/04/2024	31/12/2027

The following chart shows the executives of CEPU and their areas of responsibility as of the date of this Prospectus.

Name	Position	Argentine ID	Tax ID
Fernando Bonnet	Chief Operating Officer	25 912 893	20-25912893-6
Enrique Terraneo	Chief Financial Officer	23 725 715	20-23725715-5
Justo Saenz	Administration Manager	11 959 191	20-11959191-1
Gabriel Ures	Commercial Manager	27 000 417	20-27000417-3
José Manuel Pazos	Legal Department Manager	22 364 131	20-22364131-9
Adrián Salvatore	Institutional Relationships Manager	18 403 083	20-18403083-8
Leonardo Katz	Strategic Planification Manager	21 313 967	20-21313967-4

Statutory Audit Committee

As of the date of this Prospectus, the Statutory Audit Committee of CEPU, appointed for one term by the Shareholders’ General Meeting held on April 30, 2025, is formed by 3 (three) members and 3 (three) deputy member as per the following details:

Name	Position	Argentine ID	Tax ID
Carlos César Adolfo Halladjian	Statutory Auditor	25 636 999	20-25636999-1

Eduardo Antonio Erosa	Statutory Auditor	12 840 773	20-12840773-2
Juan Antonio Nicholson	Statutory Auditor	7 602 869	23-07602869-9
Carlos Adolfo Zlotnitzki	Deputy Statutory Auditor	28 425 172	20-28425172-6
Cristina Margarita De Giorgio	Deputy Statutory Auditor	14 321 891	27-14321891-6
Lucas Nicholson	Deputy Statutory Auditor	32 151 298	20-32151298-5

Supervisory Committee

As of the date of this Prospectus, the Supervisory Committee of CEPU is formed by 3 (three) members and 2 (two) deputy members as per the following details:

Name	Position	Argentine ID	Tax ID
José Luis Morea	Member	11 773 941	20-11773941-5
Tomás White	Member	12 946 343	20-12946343-1
Jorge Villegas	Member	7 621 383	20-07621383-7
José Manuel Ortiz	Deputy Member	14 014 235	20-14014235-3
Mario Elizalde	Deputy Member	11 045 373	20-11045373-7

As of the date of this Prospectus, the position of external auditor is held by Accountant Pablo Decundo (term 31/12/2024 - 31/12/2025) and the deputy external auditor position is held by Accountant Diego Hernán Christensen, both from EY.

Share Capital. Shareholders. Ultimate Beneficial Owners

The share capital of CEPU amounts to $1,514,022,256. It is represented by 1,514,022,256 ordinary, book-entry shares with a nominal value of $1 each, each granting the right to one vote per share. The shares representing CEPU’s share capital are admitted to the public offering regime in Argentina and are currently listed on BYMA. The shareholder registry is maintained by Caja de Valores S.A. As established in CEPU’s Bylaws, as long as the company is authorized to publicly offer its shares, the share capital will be that resulting from its financial statements. As of the date of this prospectus, the only individual who qualifies as the ultimate beneficial owner of CEPU under current regulations is Guillermo Pablo Reca. This information will not change as a result of the Corporate Reorganization.

Pending Filings with the IGJ

It is reported that, pursuant to the resolutions adopted at the Ordinary General Shareholders’ Meeting held on April 30, 2025, and the Board of Directors’ meeting dated May 9, 2025, CEPU will make the necessary filings to register the authorities appointed at said Shareholders’ Meeting.

Additionally, it is noted that the Board of Directors of CEPU has proposed an amendment to Section Four of the bylaws, regarding the corporate purpose, the text of which has been submitted for consideration to the CNV and is being processed before said agency under File No. 124/2025, “Central Puerto S.A. re: Registration. Amendment of Bylaws Section 4 (Shareholders’ Meeting 05/22/2025).” However, this amendment to the bylaws has not yet been submitted for consideration by CEPU’s shareholders, but will be addressed at the Extraordinary General Shareholders’ Meeting to be held on May 22, 2025.

ECOGAS INVERSIONES S.A.

Corporate information

ECOGAS (Tax ID No. 30-65827552-2) is a company incorporated under the regulations of the Argentine Republic, with legal domicile at Av. Leandro N. Alem 855, 25th floor, (C1001AAD) City of Buenos Aires, and registered with the Business Entities Registry for the City of Buenos Aires under record No. 12291, Book 112, Vol. A of Corporations, on December 16, 1992.

Brief background

ECOGAS was incorporated on December 4, 1992, within the privatization process of Gas del Estado S.E. (“GdE”).

On December 28, 1992, the shares transfer agreement, which represented 90% of the share capital of DGCEE, was entered into by and between the Argentine Government, GdE and ECOGAS (then called Inversora de Gas del Centro S.A.) and entered into force. On that same date, the shares transfer agreement, which represented 60% of the share capital of Distribuidora de Gas Cuyana S.A. (“DGCU”), was entered into by and between the Argentine Government, GdE and Inversora de Gas Cuyana S.A. (“INCU”) and entered into force.

ECOGAS was incorporated with the exclusive corporate purpose of conducting investment activities, being able to acquire shareholdings in business entities or companies incorporated, or to be incorporated, whatever their purpose may be, always in compliance with the provisions of Section 30 of LGS, with the exclusion of such activities with corporate purposes prescribed by the Financial Entities Law, or those which may replace them in the future.

The Argentine Gas Regulating Entity (“ENARGAS”), through the Joint Signature Resolution RESFC-2019-458-APN-DIRECTORIO#ENARGAS approved the merger of ECOGAS (as absorbing and continuing company), INCU, Magna Inversiones S.A. (“MAGNA”) and RPBC Gas S.A. (“RPBC”, and together with INCU and MAGNA, the “Absorbed Companies”), which dissolved without liquidation, and was registered with the IGJ on September 12, 2019, under number 17800, Book 96, Vol. - of Corporations.

Prior to the merger date, ECOGAS was the controlling entity of DGCEE with 51% of the share capital and of ENSUD with 96.5% of the share capital.

With the abovementioned merger, ECOGAS continued as the controlling entity of DGCE and ENSUD, holding 55.29% and 97.05% of the share capital of those companies, respectively. In addition, it became the controlling entity of DGCU, with 51% of the share capital.

On June 13, 2022, ECOGAS participated in the incorporation of GASDIFEX S.A. (“GASDIFEX”), a company registered with the Legal Entities and Public Registry Directorate for the province of Mendoza. As of the date of this Prospectus, ECOGAS holds 70% of the share capital of said company.

On September 30, 2024, the Shareholders’ Meeting approved, among other items, the adherence of ECOGAS to the public offer of shares regime and the respective approval of their shares listing on the markets the Board of Directors duly determine, including BYMA, subject to the assignment of new shares of the Company through a voluntary Swap Offer directed to the DGCU and DGCE shareholders (“Swap Offer”).

After the Board of Directors approved the Swap Ratio on November 7, 2024, the Company (the “Offeror”) conducted the Public Offer of Voluntary Shares Swap which consisted in exchanging (a)

book-entry common shares, Class “B” and Class “C”, with a face value of one Argentine peso ($ 1) carrying one vote each, issued and outstanding in DGCU, which are not directly or indirectly held by the Offeror (“DGCU Eligible Shares”); and (b) book-entry common shares, Class “B”, with a face value of one Argentine peso ($ 1) carrying one vote each, issued and outstanding in DGCE, which are not directly or indirectly held by the Offeror (“DGCE Eligible Shares”, and together with the DGCU Eligible Shares, the “Eligible Shares”); for book-entry common shares, Class “D”, with a face value of ten Argentine pesos ($10) carrying one vote each of the Offeror (“Swap Offer”).

The Swap Offer remained open from December 20, 2024 until January 13, 2025. The liquidation date was on January 17, 2025.

Regarding the corresponding authorizations, on December 11, 2024, CNV issued the Resolution RESFC-2024-22991-APN-DIR#CNV, which granted a conditioned authorization to ECOGAS for the admission of the totality of its share capital to the Public Offer Regime, which conditions were lifted through Note NO-2024-139370492-APN-GE#CNV on December 19, 2024. On December 23, 2024, the Buenos Aires Chamber of Commerce authorized the listing of the shares representative of the Company’s share capital, subject to the result of the Voluntary Shares Swap Offer of the Eligible Shares, adjusting said authorization on January 15, 2025, after the Swap Offer Results Notice issued by the Company.

Pursuant to the results of the Swap Offer, the Board of Directors of the Company, on January 17, 2025, cancelled 5,434,406 common and book-entry shares, Class “D”, carrying 1 (one) vote and with a face value of $10 each, resulting in a share capital of $229,230,580 (represented by: (a) 5,998,658 book-entry common shares, Class “A”, carrying 1 (one) vote and with a face value of $ 10 each; (b) 3,369,271 book-entry common shares, Class “B”, carrying 5 (five) votes, with a face value of $10 each; (c) 2,770,445 book-entry common shares, Class “C”, carrying 5 (five) votes with a face value of $10 each; and (d) 10,784,684 book-entry common shares, Class “D”, carrying 1 (one) vote with a face value of $10 each).

On January 24, 2025, the Board of Directors of ECOGAS considered certain requirements to convert Class “B” and “C” shares into Class “D” shares pursuant to Section 5 of the Bylaws. Such conversions were registered on January 27, 2025, and the $229,230,580 share capital of the Company is represented as of the date of this document as per the following details:

SHAREHOLDERS	AMOUNT OF SHARES	SHARES CLASS (1)%		SHARE CAPITAL

Central Puerto S.A.	5,998,658	A	26.17%	59,986,580
Holders of Class B shares	2,526,954	B	11.02%	25,269,540
Holders of Class C shares	2,077,840	C	9.06%	20,778,400
Holders of Class D shares(2)	12,319,606	D	53.75%	123,196,060

Total	22,923,058	-	100.00%	229,230,580

(1)	Book-entry, common shares, with a face value of $ 10, carrying: 1 (one) vote each for Class “A” and “D” shares, and 5 (five) votes for Class “B” and “C” shares.
(2)	Class “D” shares are listed on BYMA, under ticker ECOG.

With the closing of the “Swap Offer”, the Company consolidates and increases its shareholding in DGCE (81.64%) and in DGCU (93.10%). In addition, the Company remains as the controlling entity of ENSUD (97.05% of its share capital) and GASDIFEX (70% of its share capital).

Subsidiaries

ECOGAS acts in its capacity as Holding of the Group, since it is the controlling entity of DGCE, DGCU, ENSUD and GASDIFEX.

Distribuidora de Gas del Centro S.A. and Distribuidora de Gas Cuyana S.A.

DGCE and DGCU are two Argentine companies engaged in the natural gas distribution through networks, with legal domicile at Avenida Leandro N. Alem Nº 855, 25th floor, (C1001AAD) City of Buenos Aires, Argentina.

DGCU is a corporation under the terms of Section V, Chapter II of Corporations Specifically of LGS. On December 1, 1992, it was registered in the Public Registry of the City of Buenos Aires under No. 11669, Book 112, Volume A of Corporations. DGCE is a corporation under the terms of Section V, Chapter II of Corporations Specifically of LGS. On December 1, 1992, it was registered in the Public Registry of the City of Buenos Aires under No. 11671, Book 112, Volume A of Corporations

ECOGAS is the controlling entity of DGCE and DGCU as per the provisions of Section 33 of LGS, as it holds 81.64% and 93.10% of the common capital and possible votes in the shareholders’ meetings of DGCE and DGCU, respectively.

DGCU and DGCE were incorporated on November 24, 1992 by the Argentine Government as part of the GdE privatization process, which was at that time the state-owned company responsible for the service of natural gas transport and distribution through networks. GdE transported and distributed almost the totality of the natural gas consumed in the country. The privatization of GdE consisted in the creation of two transport companies and eight gas distributors, including DGCU and DGCE.

Additional information about DGCE and DGCU

The main activity developed by DGCE and DGCU is exclusively centered around the distribution of natural gas through networks in the provinces of (a) Córdoba, Catamarca and La Rioja, in the case of DGCE; and (b) Mendoza, San Juan and San Luis, in the case of DGCU.

DGCE and DGCU activity is regulated and controlled by ENARGAS. This entity has broad regulatory authority over the gas transport and distribution industry, including tariff determination. Tariffs are set during the Comprehensive Tariff Review (“RTI”) based on a scheme known as price-cap, for terms of five years. The authorized tariffs must be sufficient to allow distributors to cover all reasonable operating costs which apply to the service, taxes, amortization, while obtaining a reasonable return on investment, similar to other activities of comparable risk. In addition, tariffs must reflect the progress made in terms of efficiency of DGCE and DGCU. ENARGAS is responsible for the revision and period adjustment of the distribution tariff, pursuant to the policies established by the Gas Law and corresponding licenses.

Energía Sudamericana S.A.

Within the GdE privatization process, Law No. 24076/1992 (“Gas Law”), and other supplementary regulations, allowed industrial users and GNCs to directly purchase natural gas from its producers or traders, agreeing freely on the transaction conditions.

In 2005, the Argentine Secretariat of Energy established the “unbundling”, a regime which prohibited natural gas distributors from selling natural gas to Large Industrial Users, Thermal Stations, GNC stations and some commercial users and/or small-and-medium-size companies industrial users. Since then, several additional regulations have been implemented which modified and updated the natural gas purchase-sale regime.

In this regulatory context, ENSUD was formed on January 14, 2009 and registered in the Public Registry of Commerce - Business Entity Registry for the City of Buenos Aires on January 27, 2009, under No. 1603, Book 43, Volume - of Stock Companies, and its corporate purpose was gas commercialization. ENSUD is registered as a gas trader, and was re-registered by ENARGAS on May 15, 2023 (ENARGAS Resolution No. 222/23), pursuant to the regulations in force.

ENSUD operates in the deregulated sector of the industry, supplying clients in the center of the country, where DGCE and DGCU are located. It commenced its activities in 2015, and it has grown and evolved systemically in the last 10 years to become the main natural gas trader for industries and GNC stations in the center of the country.

GASDIFEX S.A.

GASDIFEX is a company engaged, among other activities, in the design, manufacturing, import, assembling and maintenance of any type of installations, machines and goods in general related to the transport, commercialization and distribution of gas in all of its states, including GNC dispensing, for individual vehicles, public and/or private transport, and/or heavy transport vehicles in general. It is also engaged in the construction and operation of civil and/or technical works of GNC refueling stations, supplying stations and filling stations, for the reception, storage, sale, distribution and dispensing of GNC, and fuels in general.

GASDIFEX was incorporated on June 13, 2022, and registered with the Legal Entities and Public Registry Directorate of the province of Mendoza on July 19, 2022, under File No. 35172 P.

Directors and main executives

As of the date of this Prospectus, the Board of Directors of ECOGAS, pursuant to the formation established by the Shareholders’ General Meetings held on April 14th, 2025, and distribution of positions made by the Board of Directors on May 7th, 2025, is formed by 10 (ten) members and 10 (ten) deputy members as per the following details:

Name	Position	Argentine ID	Tax ID	Appointment	Termination

Osvaldo Arturo Reca	Director and Chairman	10,176,569	20-10176569-6	14/04/2025 and 07/05/2025	31/12/2025
Guillermo Daniel Arcani	Director and Vice Chairman	21,397,407	20-21397407-7	14/04/2025 and 07/05/2025	31/12/2025
Olivia Peres	Director	32,920,156	27-32920156-8	14/04/2025	31/12/2025
Julia Elena Firvida	Director	22,819,962	27-22819962-7	14/04/2025	31/12/2025
Cristóbal Manuel Costa	Director	30,219,676	20-30219676-2	14/04/2025	31/12/2025
Carlos Gustavo Nies	Director	20,313,891	20-20313891-2	14/04/2025	31/12/2025
Sebastián Vizcay	Director	23,154,803	20-23154803-4	14/04/2025	31/12/2025
María José Ramos	Director	26,220,285	27-26220285-8	14/04/2025	31/12/2025
Gabriel Alfredo Ocampo	Director	8,298,351	20-08298684-8	14/04/2025	31/12/2025
Alfredo Antonio Malagón	Director	39,625,456	20-39625456-6	14/04/2025	31/12/2025
Leonardo Marinaro	Deputy Director	16,454,337	20-16454337-5	14/04/2025	31/12/2025
Pedro Justo Saenz	Deputy Director	11,959,191	20-11959191-1	14/04/2025	31/12/2025
Rafael Tronconi	Deputy Director	31,239,438	20-31239438-4	14/04/2025	31/12/2025
Natalia Lorena Rivero	Deputy Director	25,540,404	27-25540404-6	14/04/2025	31/12/2025
Maria Justina Richards	Deputy Director	34,889,976	27-34889976-2	14/04/2025	31/12/2025
Federico Zuanich	Deputy Director	16,064,893	20-16064893-8	14/04/2025	31/12/2025
Flavia Elina Centurión Segovia	Deputy Director	92,421,039	27-92421039-2	14/04/2025	31/12/2025

José Manuel Antipani Baraldo	Deputy Director	31,513,783	20-31513783-8	14/04/2025	31/12/2025
Maria Emilia Laprovitla	Deputy Director	35,438,104	23-35438104-4	14/04/2025	31/12/2025
Guido Agustín Gallino	Deputy Director	33,669,829	20-33669829-5	14/04/2025	31/12/2025

Due to the nature of its activities, as of the date of this Prospectus, ECOGAS does not have executive officers, managerial staff, nor any officer-level positions on its payroll. In addition, since 2013, a service agreement has been in force (administration, finance and control, supplying and general services, legal and regulatory affairs) between ECOGAS and the subsidiary DGCE, by means of which ECOGAS pays DGCE fees for costs recovery, which are monthly invoiced by DGCE.

Statutory Audit Committee

As of the date of this Prospectus, the Statutory Audit Committee of ECOGAS, appointed by the Shareholders’ Meeting held on April 14th, 2025, is formed by 3 (three) members and 3 (three) deputy members as per the following details:

Name	Position	Argentine ID	Tax ID
Juan Enrique Pitrelli	Statutory Auditor	22,964,079	20-22964079-9
Lucas Nicholson	Statutory Auditor	32,151,298	20-32151298-5
Carlos Adolfo Zlotnitzky	Statutory Auditor	28,425,172	20-28425172-6
Gabriel Alejandro Mucanna	Deputy Statutory Auditor	17,469,197	20-17469197-6
Carlos Cesar Adolfo Halladjian	Deputy Statutory Auditor	25 636 999	20-25636999-1
Juan Antonio Nicholson	Deputy Statutory Auditor	7,602,869	23-07602869-9

Supervisory Committee

As of the date of this Prospectus, the Supervisory Committee of ECOGAS is formed by 3 (three) members and 2 (two) deputy members as per the following details:

Name	Position	Argentine ID	Tax ID

Julia Elena Firvida	Member	22 819 962	27-22819962-7
Sebastián Vizcay	Member	23 154 803	20-23154803-4
María José Ramos	Member	26 220 285	27-26220285-8
Flavia Elina Centurión Segovia	Deputy Member	92 421 039	27-92421039-2
José Manuel Antipani Baraldo	Deputy Member	31 513 783	20-31513783-8

As of the date of this Prospectus, the external auditor position is performed by Accountant Diego Hernán Christensen (term 01/01/2025- 31/12/2025), and the deputy external auditor is Accountant Gustavo Ariel Kurgansky, both from EY.

Share Capital. Shareholders. Ultimate Beneficial Owners

ECOGAS share capital amounts to $229,230,580. It is represented by 5,998,658 Class A shares, with a face value of $10, carrying 1 vote each; 2,526,954 Class B shares, with a face value of $ 10, carrying 5 votes each; 2,077,840 Class C shares, with a face value of $10, carrying 5 votes each; 12,319,606 Class D shares, with a face value of $ 10, carrying 1 vote each. Should the ECOGAS Shareholders’ Meeting approve the change in the face value of the shares, the share capital shall be represented by 59,986,580 Class A shares, with a face value of $ 1, carrying 1 vote per share; 25,269,540 Class B shares, with a face value of $1, carrying 5 votes each; 20,778,400 Class C shares, with a face value of $1, carrying 5 votes each; and 123,196,060 Class D shares, with a face value of $1, carrying 1 vote each. The shares representing the share capital of ECOGAS are admitted to the Argentine Public Offer Regime, and its Class D shares are currently listed on BYMA. Pursuant to the regulations in force and the Bylaws, provided the company is authorized to the public offering of its shares, the amount of the share capital and its evolution shall be disclosed in the Financial Statements of the Company. The shareholders register is conducted by Caja de Valores S.A.

The ultimate beneficial owners of ECOGAS are Mr. Guillermo Pablo Reca, Mr. Gonzalo Alejandro Peres Moore, and Mr. Ronaldo Emilio Strazzolini. The ultimate beneficial owners will not change as a result of the Corporate Reorganization.

Pending registration procedures with the IGJ

It is reported that, pursuant to the resolutions adopted at the Ordinary General Shareholders’ Meeting held on April 14, 2025, and the Board of Directors’ meeting dated May 7, 2025, ECOGAS will make the necessary filings to register the officers appointed at said Shareholders’ Meeting.

ECONOMIC GROUP BEFORE AND AFTER THE SPIN-OFF-MERGER

Pre Spin-off-Merger between CEPU and ECOGAS, and Merger between CEPU and CPR:

*Note: Only the shareholdings in the group that are subject to the Corporate Reorganization are shown.

Post Spin-off-Merger between CEPU and ECOGAS, and Merger between CEPU and CPR:

CEPU's SHAREHOLDERS
100%
CEPU
32.36%
OTHER SHAREHOLDERS
67.64%
ECOGAS
99.5%
98.84%
93.1%
ENSUD
DGCE
DGCU
0.5%
1.16%
6.9%
OTHER SHAREHOLDERS
OTHER SHAREHOLDERS
OTHER SHAREHOLDERS

*Note: Only the shareholdings in the group that are subject to the Corporate Reorganization are shown.

It is hereby stated that, pursuant to the provisions of Title II, Chapter III of the LMC and Title III, Chapter II, Section I of the CNV Regulations, the Corporate Reorganization is not, nor will it be once formalized, subject to the requirement of a mandatory public tender offer ("OPA"), since the spin-off of the Spun-off CEPU Assets and subsequent merger with ECOGAS as the Continuing Company (that is, with the Continuing Company acquiring the holdings that CEPU maintained in DGCE and ENSUD) does not alter the control situation in DGCE by ECOGAS (whose shares are admitted to the CNV public offering regime), nor does it involve the acquisition by any shareholder of a controlling interest in ECOGAS, nor any modification in the capital of CEPU.

Furthermore, it is emphasized that control of ECOGAS is currently exercised jointly by Class "B" and Class "C" shareholders, whose holdings and main shareholders are as follows:

Class	Shares	% of Total	Votes	% of Total
B	2,526,954	11.02	12,634,770	30.56
C	2,077,840	9.06	10,389,200	25.13

Shareholder	Class	Shares	% of Total	Votes	% of Total
Guillermo Pablo Reca	B	1,387,110	6.05%	6,935,550	16.78

Shareholder	Class	Shares	% of Total	Votes	% of Total
Gonzalo Alejandro Peres Moore	B	629,754	2.75%	3,148,770	7.62
Ronaldo Emilio Strazzolini	C	945,939	4.13%	4,729,695	11.44

After the Effective Date of the Corporate Reorganization, the above details would be as follows (if the change in the par value of ECOGAS shares is approved, the number of shares would be multiplied by 10, without altering the rest of the information):

Class	Shares	% of Total	Votes	% of Total
B	2,526,954	10.10	12,634,770	29.08
C	2,077,840	8.3	10,389,200	23.92

Shareholder	Class	Shares	% of Total	Votes	% of Total
Guillermo Pablo Reca	B	1,387,110	5.54%	6,935,550	15.97
Gonzalo Alejandro Peres Moore	B	629,754	2.52%	3,148,770	7.25
Ronaldo Emilio Strazzolini	C	945,939	3.78%	4,729,695	10.89

SUMMARIZED ACCOUNTING INFORMATION OF THE COMPANIES

AND THE COMPANY REORGANIZATION

The Individual Balance Sheets of the Companies as of December 31, 2024, CEPU Split-Off Balance Sheet and the Consolidated Split-Off Merger Balance Sheet as of the same date are shown below, which balance sheets are used for the Corporate Reorganization. This section must be read together with the complete versions of such Special Individual Balance Sheets, CEPU Split-Off Balance Sheet and the Consolidated Split-Off Merger Balance Sheet, which are attached as Exhibits A and B to this Prospectus.

CEPU Individual Balance Sheet:

(i)	BREAKDOWN OF CAPITAL AS OF DECEMBER 31, 2024

(expressed in ARS)

SUBSCRIBED, ISSUED, PAID-IN AND RECORDED SHARE CAPITAL	1,514,022,256

Formed by common and book-entry shares with a face value of $1 and 1 vote each.

The outstanding shares amount to 1,502,618,381 and the treasury stocks amount to 11,403,875, 2,299,993 of which are held by CEPU and 9,103,882 by Proener S.A.U. and CP Renovables S.A.

(ii)	INDIVIDUAL BALANCE SHEET AS OF DECEMBER 31, 2024

(expressed in thousand ARS)

31.12.2024

Assets
Non-current assets
Property, plant and equipment	806,981,507
Intangible assets	12,743,410
Investment in associates	109,977,766
Investment in subsidiaries	835,552,120
Inventory	4,278,852
Other non-financial assets	605,581
Trade debtors and other receivables	132,170,583
Other financial assets	1,206,697
1,903,516,516
Current assets
Inventory	11,982,426
Other non-financial assets	22,529,532
Trade debtors and other receivables	164,186,930
Other financial assets	28,677,703
Cash and short-term placements	738,379
228,114,970
Total assets	2,131,631,486

Equity and liabilities
Equity
Capital	1,514,022
Capital adjustment	539,501,105
Statutory reserve	105,971,780
Optional reserve	754,128,446
Other equity accounts	(40,877,853)
Optional reserve for future dividends payment	388,902,616

Retained earnings	50,910,558
Total equity	1,800,050,674

Non-current liabilities
Trade payables and other accounts payable	674,904
Other non-financial liabilities	23,857,618
Debts and loans accruing interest	68,752,765
Liabilities from compensation and benefits for employees	4,419,416
Deferred tax liabilities	35,548,339
133,253,042

Current liabilities
Trade payables and other accounts payable	77,034,279
Other non-financial liabilities	22,989,908
Debts and loans accruing interest	57,153,742
Liabilities from compensation and benefits for employees	21,088,381
Income tax payable	20,054,819
Provisions	6,641
198,327,770
Total liabilities	331,580,812
Total equity and liabilities	2,131,631,486

(iii)	INVESTMENT IN ASSOCIATES AND SUBSIDIARIES AS OF DECEMBER 31, 2024

(expressed in thousand ARS)

VALUES DENOMINATION AND CHARACTERISTICS				Book value as of December 31, 2024
Issuer	Class	Face value	Quantity
Investment in associates

ECOGAS Group	1 vote	1 / 10	(a)	87,226,733
3C Lithium Pte. Ltd.	-	1	55,000,000	21,041,895
Transportadora de Gas del Mercosur S.A.+	1 vote	-	8,702,400	974,827
Others				734,311
TOTAL				109,977,766
Investment in subsidiaries
Central Vuelta de Obligado S.A.	1 vote	1	280,950	2,308,990
CP Renovables S.A.	1 vote	1	1,475,478,904	159,696,509
Proener S.A.U.	1 vote	1	191,398,746,041	557,944,197
Vientos La Genoveva S.A.U.	1 vote	1	1,661,998,361	58,698,111
Vientos La Genoveva II S.A.U.	1 vote	1	498,293,542	56,697,156
Puerto Energía S.A.U.	1 vote	1	120,200,000	207,157
TOTAL				835,552,120

(a) 27,597,032 shares of Distribuidora de Gas del Centro S.A. and 5,998,658 shares of Ecogas Inversiones S.A.
Last accounting information available					Direct and indirect interest percentage in share capital and votes
Issuer	Date	Capital	Income (loss) for the fiscal year	Equity
Investment in associates
Grupo ECOGAS:
Distribuidora de Gas del Centro S.A.	31.12.2024	160,457	19,403,288	186,038,545	40.59%

Ecogas Inversiones S.A.	31.12.2024	141,787	23,480,460	207,286,642	42.31%
Transportadora de Gas del Mercosur S.A.	31.12.2024	767,219	(4,839,335)	4,874,137	20.00%

Investment in subsidiaries
Central Vuelta de Obligado S.A.	31/12/2024	500	2,234,293	4,109,254	56.19%
CP Renovables S.A.	31/12/2024	49,120,101	52,519,076	186,512,914	90.00%
Proener S.A.U.	31/12/2024	191,398,746	9,279,652	558,092,137	100.00%
Vientos La Genoveva S.A.U.	31/12/2024	1,661,998	(1,143,053)	52,962,013	100.00%
Vientos La Genoveva II S.A.U.	31/12/2024	19,599,359	9,298,787	53,850,340	100.00%
Puerto Energía S.A.U.	31/12/2024	120,200	54,047	207,157	100.00%

(iv)	ASSETS AND LIABILITIES OPENING AS OF DECEMBER 31, 2024

(expressed in thousand ARS)

Property, plant and equipment
31.12.2024
Land and buildings	78,376,055
Machines, equipment, turbo-generators and auxiliary equipment	637,089,669
Turbines	50,922,408
Turbines depreciation	(28,872,850)
Depreciation of machines and equipment, land and buildings, ongoing works and others	(205,767,758)
Ongoing works	259,816,214
Others	15,417,769
806,981,507

Intangible assets

31.12.2024
Concession rights for the generation of electrical energy of Piedra del Águila Complex	382,286
Turbogas and turbosteam supply agreement of Central Brigadier Lopez (“BL Agreements”)	36,823,567
BL Agreements depreciation	(24,462,441)
12,743,410

Investment in associates
31.12.2024
ECOGAS Group	87,226,733
3C Lithium Pte. Ltd.	21,041,895
Transportadora de Gas del Mercosur S.A.	974,827
Others	734,311
109,977,766

Investment in subsidiaries
31.12.2024
Central Vuelta de Obligado S.A.	2,308,990
CP Renovables S.A.	152,773,137
Proener S.A.U.	564,867,569
Vientos La Genoveva S.A.U.	58,698,111
Vientos La Genoveva II S.A.U.	56,697,157
Puerto Energía S.A.U.	207,157
835,552,120
Inventory
Non-current	31.12.2024
Materials and spare parts	14,519,652
Provision of value depreciation	(10,240,800)
4,278,852

Current	31.12.2024

Materials and spare parts	11,967,489
Fuel oil	7,461
Gasoil	7,476
11,982,426

Other non-financial assets
Non-current	31.12.2024
Fiscal credits	49
Income tax credits	601,213
Down payment to suppliers	4,414
605,581

Current	31.12.2024
Down payment for materials and spare parts purchase	17,342,221
Insurance paid in advance	1,770,586
Fiscal credits	3,189,561
Others	227,164
22,529,532

Trade debtors and other receivables

Non-current	31.12.2024
Trade debtors -CAMMESA	132,085,644
Receivables with shareholders	84,896
Guarantee deposits	43
132,170,583

Current	31.12.2024
Trade debtors -CAMMESA	136,783,628
Trade debtors - YPF S.A. and YPF Energía Eléctrica S.A.	5,092,572
Trade debtors -Large users	2,167,070
Accounts receivables with associates and other related parties	19,159,597

Others receivables	1,001,177
164,204,044

Provision for value depreciation	(17,114)
164,186,930

Other financial assets
Non-current	31.12.2024
Financial assets at fair value with changes in the income (loss)
Mutual funds	745,993
745,993

Financial assets at amortized cost
Unlisted shares	460,704
1,206,697

Current	31.12.2024
Financial assets at fair value with changes in the income (loss)
Public debts securities	24,884,647
Mutual funds	715,427
25,600,074
Financial assets at amortized cost
Mutual agreement with related company	3,077,629
28,677,703

Trade payables and other accounts payable

Current	31.12.2024
Trade payables and other accounts payable	75,654,594
Accounts payable with associates and other related parties	1,379,685
77,034,279

Other non-financial liabilities
Non-current	31.12.2024
VAT payable	22,930,501
Bank debits and credits tax payable	927,117
23,857,618

Current	31.12.2024
VAT payable	19,999,294
Turnover tax payable	371,219
Withholdings to be deposited	607,268
Fees and royalties payable	576,364
Bank debits and credits tax payable	1,429,003
Others	6,760
22,989,908

Debts and loans accruing interest
Non-current	31.12.2024
Long-term loans for financing projects	20,032,633
Corporate bonds	48,720,132
68,752,765

Current	31.12.2024
Long-term loans for financing projects	3,489,393
Short-term loans for import financing	266,803
Corporate bonds	52,934,291
Down payments in bank current accounts and constituent accounts	463,255
57,153,742

Liabilities from compensation and benefits for employees
Non-current	31.12.2024
Long-term benefits for employees	4,419,416
4,419,416

Current	31.12.2024
Long-term benefits for employees	2,036,986
Vacations and annual wage supplement	7,816,055
Contributions payable	2,256,574
Provision for bonus payable	8,711,997
Miscellaneous	266,769
21,088,381

ECOGAS Individual Balance Sheet

(i)	BREAKDOWN OF CAPITAL AS OF DECEMBER 31, 2024

(expressed in ARS)

SUBSCRIBED, ISSUED, PAID-IN AND RECORDED SHARE CAPITAL	141,787,320
Formed by common and book-entry shares with a face value of $10 each as follows:

Class A (1 vote per share)	5,998,658
Class B (5 votes per share)	3,369,271
Class C (5 votes per share)	2,770,445
Class D (1 vote per share)	2,040,358
TOTAL	14,178,732

(ii)	ASSETS AND LIABILITIES BREAKDOWN AS OF DECEMBER 31, 2024

(expressed in thousand ARS)

31.12.2024

Assets
Non-current assets
Investment in subsidiaries and associates	206,672,818

Other non-financial assets	7,361
Deferred tax assets	282,510
206,962,689
Current assets
Accounts receivable from related entities	598,507
Other financial assets	342,180
Other non-financial assets	52,159
Cash and cash equivalents	847,107
1,839,953
Total assets	208,802,642

Equity and liabilities
Equity
Issued capital	141,787
Capital adjustment	143,743,772
Issuance premium	1,588,735
Statutory reserve	9,141,219
Optional reserves	25,587,232
Retained earnings	27,083,896
Total equity	207,286,641

Current liabilities
Trade payables and other accounts payable	917,499
Fiscal debts	598,502
1,516,001
Total liabilities	1,516,001
Total equity and liabilities	208,802,642
(iii)	INVESTMENT IN SUBSIDIARIES AND ASSOCIATES AS OF DECEMBER 31, 2024

(expressed in thousand ARS)

VALUES DENOMINATION AND CHARACTERISTICS				Book value as of December 31, 2024	ISSUER DATA
					As per the last financial statements				Interest percentage in share capital and votes
Issuer	Class	Face value	Quantity		Date	Capital [1]	Income (loss) for the fiscal year	Equity
Distribuidora de Gas del Centro S.A. [2]	Common and book-entry shares	$ 1.00	88,716,780	102,860,712	31.12.2024	129,811,400	19,403,287	186,038,546	55.29%
Distribuidora de Gas Cuyana S.A. [2]	Common and book-entry shares	$ 1.00	103,199,157	95,661,398	31.12.2024	137,253,444	17,787,233	187,571,369	51.00%
Energía Sudamericana S.A.	Non-transferable registered common shares	$ 1.00	1,321,821	7,827,440	31.12.2024	399,215	2,513,335	8,065,368	97.05%
GASDIFEX S.A.	Common and book-entry shares	$ 1.00	70,000,000	323,268	31.12.2024	597,428	23,898	461,811	70.00%
TOTAL				206,672,818

[1] It includes capital adjustment.

[2] On November 7, 2024, ECOGAS promoted a public listing of voluntary swap consisting of the swap of (a) common, book-entry shares Class “B” and Class “C”, with a face value of 1 Argentine peso ($1.-), carrying one vote each, issued and outstanding of DGCU not directly or indirectly held by the Offeror (“DGCU Eligible Shares”); and (b) common, book-entry shares Class “B”, with a face value of 1 Argentine peso ($1.-) carrying one vote each, issued and outstanding of DGCE not directly or indirectly held by the Offeror (“DGCE Eligible Shares”, and together with DGCU Eligible Shares, “Eligible Shares”) for common, book-entry shares class D with a face value of 10 Argentine pesos ($10.-) each carrying one vote of the Offeror (“Swap Offer”) at a swap ratio equivalent to: (i) 15.3467388 DGCU Eligible Shares for each New Share; and (ii) 12.55431094 DGCE Eligible Shares for each New Share.
After complying with the regulatory requirements and after obtaining the corresponding authorizations, the Swap Offer was open from December 20, 2024 to January 13, 2025. The liquidation date was January 17, 2025. As a result of the swap, the Company continues being the parent company of DGCE and DGCU, increasing its interest to 81.64% and 93.10%, respectively.

(iv)	ASSETS AND LIABILITIES OPENING NOTE AS OF DECEMBER 31, 2024

(expressed in thousand ARS)

FINANCIAL ASSETS AND LIABILITIES

Cash and cash equivalents
31.12.2024

Cash and banks -local currency	4,052
Mutual funds (*)	843,055
847,107

Other current financial assets
Financial assets at fair value with changes in the income (loss)	31.12.2024
Custodial account -Santander Miami Custodial	342,180
342,180

Trade payables and other current accounts payable
31.12.2024
Suppliers of goods and services	44,752
Related parties -Energía Sudamericana S.A.	872,747
917,499

NON-FINANCIAL ASSETS AND LIABILITIES

Other non-financial assets
Non-current	31.12.2024
Tax credits	7,361
7,361

Current	31.12.2024
VAT credit balance	45,605
Other tax credits	817
Expenses paid in advance	3,006
Advanced payment to suppliers	2
52,159

Current fiscal debts
31.12.2024
Personal property tax	597,945
Withholdings to be deposited	557
598,502

CEPU Split-Off Balance Sheet:

(i)	SPECIAL CEPU SPLIT-OFF BALANCE SHEET AS OF DECEMBER 31, 2024

(expressed in thousand ARS)

	Individual Balance Sheet (before the split-off)	Split-off	Individual Balance Sheet (after the split-off)
Non-current assets
Property, plant and equipment	806,981,507	-	806,981,507
Intangible assets	12,743,410	-	12,743,410
Investment in associates	109,977,766	(87,226,733)	22,751,033
Investment in subsidiaries	835,552,120	-	835,552,120
Inventory	4,278,852	-	4,278,852
Other non-financial assets	605,581	-	605,581
Trade debtors and other receivables	132,170,583	-	132,170,583
Other financial assets	1,206,697	-	1,206,697
	1,903,516,516	(87,226,733)	1,816,289,783
Current assets
Inventory	11,982,426	-	11,982,426
Other non-financial assets	22,529,532	-	22,529,532
Trade debtors and other receivables	164,186,930	-	164,186,930
Other financial assets	28,677,703	-	28,677,703
Cash and short-term placements	738,379	(305,000)	433,379
	228,114,970	(305,000)	227,809,970
Total assets	2,131,631,486	(87,531,733)	2,044,099,753

Equity and liabilities
Capital	1,514,022	-	1,514,022
Capital adjustment	539,501,105	(57,057,181)	482,443,924
Statutory reserve	105,971,780	-	105,971,780
Optional reserve	754,128,446	-	754,128,446
Other equity accounts	(40,877,853)	-	(40,877,853)
Optional reserve for future dividends payment	388,902,616	-	388,902,616
Retained earnings	50,910,558		50,910,558

Total equity	1,800,050,674	(57,057,181)	1,742,993,493

Non-current liabilities
Trade payables and other accounts payable	674,904	-	674,904
Other non-financial liabilities	23,857,618	-	23,857,618
Debts and loans accruing interest	68,752,765	-	68,752,765
Liabilities from compensation and benefits for employees	4,419,416	-	4,419,416
Deferred tax liabilities	35,548,339	(30,474,552)	5,073,787
	133,253,042	(30,474,552)	102,778,490
Current liabilities
Trade payables and other accounts payable	77,034,279	-	77,034,279
Other non-financial liabilities	22,989,908	-	22,989,908
Debts and loans accruing interest	57,153,742	-	57,153,742
Liabilities from compensation and benefits for employees	21,088,381	-	21,088,381
Income tax payable	20,054,819	-	20,054,819
Provisions	6,641	-	6,641
	198,327,770	-	198,327,770
Total liabilities	331,580,812	(30,474,552)	301,106,260
Total equity and liabilities	2,131,631,486	(87,531,733)	2,044,099,753

Investment in associates

	Before the split-off	Split-off	After the split-off
ECOGAS Group	87,226,733	(87,226,733)	-
3C Lithium Pte. Ltd.	21,041,895	-	21,041,895
Transportadora de Gas del Mercosur S.A.	974,827	-	974,827
Others	734,311	-	734,311
	109,977,766	(87,226,733)	22,751,033

Consolidated Split-Off Merger Balance Sheet:

	Ecogas Inversiones S.A. (before the Split-Off Merger)	Ecogas Inversiones S.A. (Swap Offer)	Central Puerto S.A. (Divided Equity)	Subtotal	Adjustments and removals	Ecogas Inversiones S.A. (after the Split-Off Merger)
Assets
Non-current assets
Investment in subsidiaries and associates	206,672,818	255,269,306	87,226,733	549,168,857	(35,987,885)	513,180,972
Other non-financial assets	7,361	-	-	7,361	-	7,361
Deferred tax assets	282,510	-	-	282,510	-	282,510
	206,962,689	255,269,306	87,226,733	549,458,728	(35,987,885)	513,470,843
Current assets
Accounts receivable from related entities	598,507	-	-	598,507	-	598,507
Other financial assets	342,180	-	-	342,180	-	342,180
Other non-financial assets	52,159	-	-	52,159	-	52,159
Cash and cash equivalents	847,107	-	305,000	1,152,107	-	1,152,107
	1,839,953	-	305,000	2,144,953	-	2,144,953
Total assets	208,802,642	255,269,306	87,531,733	551,603,681	(35,987,885)	515,615,796

Equity and liabilities
Equity
Issued capital	141,787	87,444	80,973	310,204	(59,987)	250,217
Capital adjustment	143,743,772	-	-	143,743,772	(37,616,019)	106,127,753
Issuance premium	1,588,735	255,181,862	87,450,760	344,221,357	1,688,121	345,909,478
Statutory reserve	9,141,219	-	-	9,141,219	-	9,141,219
Optional reserves	25,587,232	-	-	25,587,232	-	25,587,232
Retained earnings	27,083,896	-	-	27,083,896	-	27,083,896
Total equity	207,286,641	255,269,306	87,531,733	550,087,680	(35,987,885)	514,099,795

Current liabilities
Trade payables and other accounts payable	917,499	-	-	917,499	-	917,499
Fiscal debts	598,502	-	-	598,502	-	598,502
	1,516,001	-	-	1,516,001	-	1,516,001
Total liabilities	1,516,001	-	-	1,516,001	-	1,516,001
Total equity and liabilities	208,802,642	255,269,306	87,531,733	551,603,681	(35,987,885)	515,615,796

REASONS AND GROUNDS FOR THE CORPORATE REORGANIZATION

CEPU and ECOGAS agree that the main reason for the Corporate Reorganization is to separate CEPU gas business so as to focus CEPU investments in other areas of the energy sector as part of its strategic plan, aligning its corporate structure with its main competencies and competitive advantage in order to generate greater synergies in the energy sector. Moreover, the interest split CEPU has in Distribuidora de Gas del Centro S.A. and in Energía Sudamericana S.A. will consolidate ECOGAS interest in such companies. Finally, ECOGAS will have a greater capital proportion listed on the market, providing shares with greater liquidity.

The proposed structure for the Corporate Reorganization is the one the Parties have considered as the most suitable so as to: (i) frame the Corporate Reorganization as a reorganization free of taxes; (ii) separate, in CEPU’s case, the assets related to its activity from the gas business, keeping an adequate and sufficient equity solvency and liquidity (which CEPU commits to maintain and not compromise as per this Previous Commitment), including the interest in companies that will provide reasonable cash flows to face future obligations (including any liabilities derived from judicial contingencies), and allowing ECOGAS to incorporate the Divided CEPU Equity formed by assets whose valuation the Parties had agreed based on transparent and objective valuation criteria, granting greater legal certainty for the shareholders of the Companies and the third parties entering into contracts with the Companies. The Corporate Reorganization will allow ECOGAS to increase its direct participation in DGCE and ENSUD.

As of the date of this Prospectus, CEPU Equity, after deducting the asset value from the Divided CEPU Equity, reaches an amount CEPU considers adequate to preserve the value of its equity, generate greater profit and to cover future obligations. In addition, CEPU expects to have future cash flow from its interest in companies and investment projects that will guarantee enough current income to cover current operation expenses, including current debts. Moreover, it is important to highlight the fact that CEPU will not decrease its share capital in nominal terms, which will stay at $1,514,022,256, nor its Statutory Reserve, which stays at $105,971,780 thousand as a consequence of the projected Corporate Reorganization. It is just a part of CEPU Equity that will be divided so as to assign ECOGAS shares to CEPU shareholders, which equity reduction will be recorded under “Capital Adjustment” of CEPU Equity.

Among other advantages of the proposed Corporate Reorganization, the Parties have considered the following as the main effects:

ECOGAS
1)	Consolidation of ECOGAS investments in the gas industry: The split of CEPU interests in DGCE and ENSUD, which are absorbed by ECOGAS, will allow the latter to consolidate its investments in the gas sector, reducing the capital scattering of such companies. Investors' perception will improve due to this organization, which would in turn result in a greater interest in the company by potential investors, therefore impacting positively in the company’s value.
2)	Share capital with greater liquidity: Through the Corporate Reorganization, ECOGAS shares liquidity will increase through the increase of share percentage that will be available in the market, whose trading and rate will be conducted through BYMA. A greater floating percentage will crystallize even more the price of the share, which could result in a better perception from investors, greater interest in the company and an increase in the price of shares.
3)	Strengthening of the relationship with Stakeholders: The consolidation in ECOGAS gas business will foster trust in the different stakeholders, including regulatory bodies, consumers and shareholders, which will be translated into greater support and strengthening of relationships.

4)	Greater flexibility for adaptation: With a more consolidated structure, ECOGAS will be better positioned and will have greater flexibility to respond to the changes in the energy market.

CEPU
1)	Optimization in decision-taking: Based on the recent regulatory changes that allow generators to acquire fuel directly for the generation of electrical energy, this reorganization grants CEPU greater flexibility in the management and decision-taking of its main businesses. In this regard, CEPU will be able to evaluate, select and negotiate commercial conditions with its gas suppliers with greater flexibility.
2)	CEPU structure optimization: Due to the detachment from gas distribution, CEPU simplifies its organization structure by removing the activities and processes associated with such segment. This restructuring can generate a reduction in administrative and operation costs, optimize internal efficiency and allow a more effective and focused supervision of the remaining activities and operations.
3)	CEPU strengthening and strategic management of risks: The split of CEPU’s interests in DGCE and ENSUD will allow for the separation of the gas distribution business from the rest of its operations, mitigating the risks associated with this segment and avoiding its impact on other areas of CEPU. In addition, this restructuring will permit CEPU to focus its resources and operation capacities in strategic sectors of the energy sector, optimizing its capital and strengthening its key competences. As a result, CEPU improves its financial stability and gains greater flexibility to operate efficiently, aligning itself with its corporate purposes.
4)	Greater attraction for specialized investors: By concentrating its activities in energy sectors different from gas distribution, such as energy generation or renewable sources, CEPU may lure investors and strategic partners interested in such segments. The removal of the gas distribution sector simplifies its operation structure and strengthens its position in markets with greater potential of growth linked to its corporate purposes.

DESCRIPTION OF THE CORPORATE REORGANIZATION TERMS

General description

On March 31, 2025, the Companies entered into the Previous Commitment attached hereto as Exhibit C. Such Previous Commitment establishes the terms under which the Split-Off Merger will take place subject to the Conditions Precedent therein established, the approval at its respective Special Shareholders’ Meetings, subject to the approvals and other conditions described herein, and valid as of the Corporate Reorganization Effective Date.

As a consequence of the Split-Off Merger, the Divided CEPU Equity will be added to ECOGAS, which will continue as a company whose capital will be under the Securities Public Offer Regime in the same conditions as today. Notwithstanding such, the Bylaws will be amended as a consequence of the Corporate Reorganization since as of this date the sole Class A shareholder is Central Puerto S.A.

The corresponding operation, accounting and tax effects of the Split-Off Merger will take place as from the Corporate Reorganization Effective Date.

Companies Commitments

In the Previous Commitment, the Companies undertook a series of commitments to reach the Corporate Reorganization, which include the following:

(1)	Within the terms established in the Corporate Reorganization Steps Schedule (as defined in the Previous Commitment), to submit before CNV the Split-Off Merger Prospectus complying with the information required for the corporate reorganization as per CNV Regulations and with a text approved by the respective Board of Directors of the Companies when approving the Previous Commitment as part of the Corporate Reorganization Documents (as defined in the Previous Commitment);
(2)	To call and hold the corresponding Special Shareholders’ Meeting for the dates stated in the Corporate Reorganization Steps Schedule, subject to the CNV’s approval of the corresponding Split-Off Merger Prospectus considering (a) the Corporate Reorganization under the terms of the Previous Commitment, (b) the Swap Ratio and the issuance of New Shares, and (c) the approval of the Previous Commitment and of all other Corporate Reorganization Documents that must be made available to the Companies’ shareholders. To such end, the Companies shall comply with all legal requirements to validly hold those Meetings, including the corresponding publications and making the necessary information and documents available for shareholders in due advance;
(3)	Within the ten (10) working days since the approval of the Corporate Reorganization by both Special Shareholders’ Meetings, to publish the creditors opposition publications required by Sections 83 and 88 of the Business Entities Act;
(4)	To pay and/or guarantee the credits invoked by those creditors exercising their right to object pursuant to Section 83 of the Business Entities Act and who obtained the attachment levy or any other precautionary measure as per such section that had not been lifted.
(5)	To enter into the Final Split-Off Merger Agreement under the terms duly agreed by the Board of Directors of both Companies, within the terms of the Corporate Reorganization Steps Schedule.
(6)	Within the terms established in the Corporate Reorganization Steps Schedule, to make the submissions demanded by the legal provisions before CNV to reach the administrative approval of the Corporate Reorganization, as well as the remaining submissions demanded by the Business Entities Act for its filing before the Business Entities Registry for the City of Buenos Aires (IGJ).

(7)	To make all the relevant submissions in dully term and form before the CNV, IGJ, ARCA, and any other public or private entity or body so as to obtain the corresponding authorizations and recordings related to the Corporate Reorganization.
(8)	In general, to commit to cause the necessary acts under their charge to comply with the Corporate Reorganization Steps Schedule.
(9)	The Parties commit to make the electronic filing and then the personal filing of the Corporate Reorganization notice before ARCA within 180 calendar days as from the Corporate Reorganization Effective Date.

General Effects of the Split-Off Merger

As a consequence of the Split-Off Merger and as from the Corporate Reorganization Effective Date:

(i) the Divided CEPU Equity will be completely transferred to ECOGAS, the latter acquiring ownership of such equity;

(a) in the Continuing Company, the following will take place: (a) the issuance of 8,097,326 common book-entry shares Class “D” under the Public Offer Regime with a face-value of $10 and carrying one vote each, which will be 80,973,264 common book-entry shares Class “D” under the Public Offer Regime with a face-value of $1 and carrying one vote each, in case ECOGAS Shareholders’ Meeting approves the face value of the shares (the “New Shares” should the previously-described scenario happen or not), which shall be granted to CEPU shareholders depending on the Swap Ratio; (b) the cancellation of the total common book-entry shares class “A” of ECOGAS held by CEPU (5,998,658 shares with a face value of $10 each, which will be 59,986,580 shares with a face value of $1 in case ECOGAS Shareholders’ Meeting approves the face value of the shares); (c) the increase of its share capital by the amount of $20,986,680 or $20,986,684 in the event that the ECOGAS Shareholders’ Meeting approves the change in the par value of the shares, raising it from the amount of $229,230,580 to the amount of $250,217,260 or to the amount of $250,217,264 in the event that the ECOGAS Shareholders’ Meeting approves the change in the par value of the shares due to the issuance of the New Shares and the cancellation of the shares Class “A” referred to in points (a) and (b) above (refer to “Capital Increase of ECOGAS”); and (d) the increase of its equity for the fair value of the Divided CEPU Equity, net of the fair value of shares Class “A”, which will be canceled, and net of fair value of its own shares that may be kept by ECOGAS in the share fractions not given to CEPU shareholders; and (e) the difference between the fair value cited in point (d) and the increase of the mentioned share capital will be considered “Issuance premium”;

(iii) CEPU shareholders will be shareholders of the Continuing Company and will have the right to receive the New Shares as per the Swap Ratio and the conditions stated in the Previous Commitment. Notwithstanding the foregoing: (i) the shares held by the Continuing Company will be delivered once the legal and regulatory formalities are fulfilled proper to the Split-Off Merger process; and (ii) the New Shares of ECOGAS corresponding to CEPU common shares deposited in the program of CEPU American Depositary Receipts (“CEPU ADRs”) will be delivered to JPMorgan Chase Bank, N.A (“JPMorgan”) in its capacity as depository of CEPU ADRs program at the Cut-Off Date. JPMorgan and ECOGAS are in negotiations for the creation of an ECOGAS American Depositary Receipt program with the ECOGAS New Shares as underlying (“ECOGAS ADRs”), exempted from being filed with the U.S. Securities Exchange Commission (“SEC”) within the terms of the legislation of the United States of America, having to deliver in this case ECOGAS ADRs to those CEPU ADRs holders eligible to receive such ECOGAS ADRs as per the applicable legislation in accordance with the procedures to be established by JPMorgan to such end, considering the Split-Off Merger is an operation exempted from being filed with the SEC as per the applicable legislation.  In such case, the New Shares of ECOGAS that cannot be delivered as ECOGAS ADRs to CEPU ADRs holders will be withheld by JPMorgan, who will dispose of such New Shares of ECOGAS under the terms of the Amended and Restated Deposit Agreement dated October 16, 2023 between CEPU, JPMorgan and CEPU ADRs holders. If the ECOGAS ADRs program is created, only the number of New Shares necessary to grant to the holders of CEPU ADRs, pursuant to the Exchange Ratio and the number of shares allocated to the CEPU ADRs program for those holders who are eligible to receive ECOGAS ADRs and who actually receive them, will be allocated to the creation of the ECOGAS ADRs program.;

(iv) ECOGAS will continue being a company whose share capital and shares representing it will be under the Public Offer Regime and listed on BYMA;

(v) The legal, accounting, tax and operative integration of the Divided CEPU Equity with ECOGAS will be perfected and effective.

Swap Ratio

Swap

CEPU and ECOGAS have agreed to propose the following Swap Ratio to their respective Shareholders’ meeting: one Class D share of ECOGAS for every 186,694 shares held in CEPU, which will result in the issuance of 8,097,326 New Shares of ECOGAS to be assigned to CEPU shareholders pro rata their shareholdings. Taking into account that ECOGAS Special Shareholders’ Meeting will consider the change in the face value of their shares from $10 to $1 provided such change is approved, the Swap Ratio will adjust to the share value accordingly, giving rise to: one Class D share of ECOGAS for every 18.6694 shares held in CEPU, which will result in the issuance of 80,973,264 New Shares of ECOGAS, to be assigned to CEPU shareholders pro rata their shareholdings, and the New Shares shall be issued in line with this context.

The Swap Ratio agreed upon by the parties considers and adjusts its value based on the following factors:

Payment of dividends: All payments of dividends made and proposed by ECOGAS’s Board of Directors after December 31, 2024 were considered. This includes the dividends already paid and those proposed by the Board pending approval by shareholders at the meeting and/or payment.

Change in the face value of shares: The change in the face value of ECOGAS outstanding shares, from $10 (ten Argentine pesos) to $1 (one Argentine peso) per share, will be taken into account, as per its Board of Directors’ proposal.

These considerations aim at maintaining the equity and proportionality in the Swap Ratio, ensuring that the variations in the payment of dividends and in the face value of ECOGAS shares do not affect any of the Parties involved in the Corporate Reorganization.

Additionally, the New Class D shares of ECOGAS shall be assigned to CEPU shareholders pro rata their shareholding in CEPU, considering the outstanding 1,511,722,263 shares, net of treasury shares. In other words, CEPU shareholders will receive 1 (one) Class D share of ECOGAS for every 186.694 shares of CEPU they hold (the “Swap Ratio”), or 1 (one) Class D share of ECOGAS for every 18.6694 shares of CEPU they hold, if the proposed change in the face value of ECOGAS shares (from $10 to $1) is approved by the shareholders at a Special Meeting (the “Swap Ratio").

The 8,097,326 New Shares of the Continuing Company to be delivered to CEPU shareholders (which will be 80,973,264 New Shares if the change in the par value of ECOGAS shares is approved by the ECOGAS shareholders’ meeting), together with the 22,923,058 ordinary shares of ECOGAS currently outstanding (which will be 229,230,580 ordinary shares if the ECOGAS shareholders’ meeting approves the change in par value of the shares) and considering the cancellation of 5,998,658 Class "A" shares (which will be 59,986,580 Class "A" shares if the ECOGAS shareholders’ meeting approves the change in par value of the shares), will constitute the new share capital of $250,217,260 of the Continuing Company, represented by 25,021,726 ordinary shares with a par value of ten pesos ($10) each, or $250,217,264 represented by 250,217,264 ordinary shares with a par value of one peso ($1) each, in the event that the ECOGAS shareholders’ meeting approves the change in par value of the shares.at a meeting). Such share capital shall be represented by 25,021,726 common shares with a face value of ten Argentine pesos ($10) each, or by 250,217,265 common shares with a face value of one Argentine peso ($1) if the change in the face value of the shares is approved by ECOGAS shareholders at a meeting.

The Swap Ratio is based on the Fairness Opinions issued by VALO and INFUPA.

The Continuing Company shall issue the New Shares to be assigned to CEPU shareholders, according to their respective holdings in CEPU the day immediately preceding the Corporate Reorganization Effective Date, as per the Swap Ratio. That shall occur, in accordance with the procedure to be eventually informed by the Board of Directors to CEPU shareholders, within five (5) business days following the Corporate Reorganization Effective Date. The New Shares shall be recorded in the book-entry register managed by Caja de Valores S.A., and the new shareholders of the Continuing Company may request the certificates for the New Shares. Once issued, the New Common Shares will be listed on BYMA.

Share fractions or decimals resulting from the swap to each shareholder shall be paid in cash by ECOGAS to CEPU shareholders within sixty (60) days after the Corporate Reorganization Effective Date, pursuant to the applicable regulations.

Caja de Valores S.A., in charge of keeping ECOGAS’s share register, shall record the details of the shares to be allocated to each shareholder in their respective accounts.

In the event that, between the issue date of the Fairness Opinions and the Corporate Reorganization Effective Date, material circumstances arise which, in the reasonable judgment of the Parties, may alter the parameters on which such opinions were based, the Companies agree to initiate an update thereof, in order to properly reflect the impact of such circumstances on the terms and conditions of the Corporate Reorganization. That update, if necessary, shall be completed reasonably before the Corporate Reorganization Effective Date, and made available to the Companies’ Boards of Directors for their due consideration.

Mechanism for the Determination of the Swap Ratio. Valuations.

VALO has been hired to act as the financial advisor of ECOGAS in relation to the Corporate Reorganization. In such capacity, VALO prepared an economic and financial model with the objective of determining the value range of DGCE, ENSUD, and ECOGAS to issue the VALO Fairness Opinion from an economic and financial viewpoint concerning the estimated value range of DGCE, ENSUD, and ECOGAS within the Corporate Reorganization setting. Additionally, INFUPA has been hired to act as the financial advisor of CEPU in relation to the Corporate Reorganization. In such capacity, INFUPA prepared an economic and financial model with the objective of determining the value range of DGCE, ENSUD, and ECOGAS to issue the INFUPA Fairness Opinion from an economic and financial viewpoint concerning the estimated value range of DGCE, ENSUD, and ECOGAS within the Corporate Reorganization setting.

These Fairness Opinions arise from the methodologies described below, and using both companies’ Financial Statements as of December 31, 2024, the management report as of December 31, 2024, and the impact of the subsequent material events reported by CEPU and ECOGAS as the most recent supporting accounting information.

Those Fairness Opinions were used by the Companies for the determination of the Swap Ratio. In order to issue the Fairness Opinions and fulfill the assignment, VALO and INFUPA performed a company valuation exercise using and/or analyzing some of the most commonly used methodologies by financial advisors and in the market, both national and international, such as:

●	Company value assessed using the Discounted Cash Flows (‘DCF’) criteria
●	Multiples of comparable listed companies;
●	Market value of a company’s shares (‘Market Cap’).
●	Equity value of a company’s shares.

These analyses include scenarios and/or general market and business considerations, the regulatory framework in which the companies operate, and their expected future evolution.

The following tasks were carried out during the valuation exercises:

a.	Meetings were held with the respective management and responsible executives of the companies (the “Management”), in order to be familiar with the business, transactions, revenue and cost structures, capital structures, and strategic plans.
b.	The historical information of the companies was analyzed in order to understand their past performance.
c.	Financial projections prepared by Management were analyzed and agreed on.
d.	An economic and financial model was designed in order to project the operations and business evolution of the companies.
e.	Meetings were held with Management, in order to verify and agree on the projection assumptions.
f.	And publicly available information about purchase and sale transactions was analyzed.

The valuation methodologies used consist of:

(i) Discounted Cash Flows (“DCF”)

This method is generally accepted internationally by valuation experts, both from the theoretical and practical points of view, because it considers the company being valued as a going concern and includes all the factors inherent to the business which affect its value.

The primary factors to be determined using this method of Discounted Cash Flows are as follows: (a) the projection of the operating cash flows of the company being valued; (b) the discount rate of those flows, and (c) the company's terminal value.

(a) The operating cash flows represent the best estimate of the cash-generating capacity of the company being valued during the projection horizon. It is the cash flow generated from the company's normal and ordinary course of business remaining for investors and, therefore, is considered a relevant indicator of the business’s value.

(b) The discount rate of flows represents the weighted average cost of capital for the company being valued, which takes into account the opportunity cost of capital providers (both shareholders and financial creditors, weighting their respective interests in the company’s capital). This rate is commonly known as “WACC” (“Weighted Average Cost of Capital”).

(c) The terminal value represents the value of the company being valued beyond the projection period. According to the nature and horizon of the business concerned, a perpetuity, multiple of value, or the present value of the remaining cash flow and its liquidation value are considered.

For the development of valuation using Discounted Cash Flows, the supporting available public and private information provided by the Companies’ Managements (the “Available Information”) was used, including:

●	Audited Financial Statements of DGCE for the years ended December 31, 2022, 2023, and 2024.
●	Audited Financial Statements of ENSUD for the years ended December 31, 2022, 2023, and 2023.
●	Audited Financial Statements of ECOGAS for the years ended December 31, 2022, 2023, and 2024.
●	Economic and financial projections of DGCE for the following 4 years provided by Management;
●	Economic and financial projections of ENSUD for the following 4 years provided by Management;
●	Cash balance and financial holdings of DGCE as of December 31, 2024 and its subsequent events;
●	Cash balance and financial holdings of ENSUD as of December 31, 2024 and its subsequent events;
●	Cash balance and financial holdings of ECOGAS as of December 31, 2024 and its subsequent events;

●	Regulatory information affecting the Companies and/or business.

VALO and INFUPA have not carried out any audit tasks or independent verification of the information contained in the Financial Statements, projections and/or parameters of the Companies, nor have they performed any other due diligence activities concerning to Companies. Regarding the technical aspects associated with the business of the Companies, VALO and INFUPA have used the Available Information. In the event the Available Information omits relevant information for the analysis and/or includes incorrect information, the Fairness Opinion would be likewise affected and/or altered.

The projections considered by VALO and INFUPA have been made based on the Available Information and assumptions adopted by VALO and INFUPA based on their industry knowledge, the application of market standards, and Companies’ specifics and trends. VALO and INFUPA cannot ensure that the Companies’ projected Future Cash Flows will actually be achieved, as future profits or losses will depend on various factors and conditions of random nature which may alter the conclusions of the Fairness Opinions.

(ii) Multiples of Comparable Listed Companies

This methodology assumes that the “company value” of the entity being valued may be estimated based on the market value of comparable listed companies. It is typically not used as primary methodology, but rather as a fairness test of the value obtained through the Discounted Cash Flows.

For the calculation, the “comparable” listed companies universe is first determined, including the company or companies concerned in Argentina and/or other significant markets. In comparable terms, companies with similar transactions to those of the company or companies being valued in similar markets, if any, are then selected.

Subsequently, the value operating indicators that will serve as reference (Sales, Gross Margin, EBITDA, etc.) are chosen. After that, the valuation multiple(s) is(are) calculated by dividing the market value of the listed company (i.e., market capitalization plus net financial debt) by the selected value operating indicator.

Particularly, VALO and INFUPA considered a sample of the comparable companies from the Capital Market in Argentina and the world. Over the surveyed companies universe, VALO and INFUPA estimated the Company Value/EBITDA ratio implied in these entities’ values.

When looking for companies with comparable businesses, VALO and INFUPA identified entities operating in other countries, with different regulatory frameworks, different possibilities for financing access, and different capital structures. Consequently, they considered that this methodology should be used by applying a discount to the various multiples, to account for such geographical differences, making them comparable to the Argentine market.

VALO and INFUPA applied the adjusted resulting average multiple, taking into account geographical differences, to the annual EBITDA of DGCE, ENSUD and ECOGAS as of December 31, 2024 and the estimated value for the year 2025.

This methodology is attractive because it is simple, but at the same time hides possible distortions, since the selected listed companies universe does not generally have identical features to those of the company being valued (such as, different competitive situation, lines of business, technology, capital structure, etc.), and/or because the market cannot be comparable with the market in Argentina.

(iii) Market value of a company’s shares (‘Market Cap”)

Market Capitalization represents the total value of a company in the stock market. It is calculated by multiplying the current price of a share by the total number of outstanding shares.

It is a measure of the market's perception of the total value of a company. It can be used as a key indicator for investors and analysts, as it reflects the collective market valuation of the entity’s future capacity to generate profits. In particular, the average value of the last six-month period is considered a relevant indicator, applying a homogeneous criterion in cases such as the payment of dividends or other events affecting the quoted value.

This methodology is particularly useful in liquid and transparent markets, where share prices are frequently updated, and reflect the information available in the market about the company. However, for a more comprehensive assessment, it is generally complemented with other methods, such as Discounted Cash Flows or Multiples of Comparable Companies.

(iv) Equity Value of Shares

It consists of the net equity value resulting from the most recent Financial Statements of an entity. The equity value per share is obtained by dividing the net equity value by the total amount of shares of the company.

This value reflects the value difference between its assets and liabilities, although it does not necessarily consider its present performance or future prospects. Likewise, it does not necessarily take into account the market value of its assets, but rather its value under accounting criteria.

Except for specific cases, such as entities recently created, or entities with very liquid assets and liabilities, this criterion is not a preferred methodology to value ongoing entities.

Value Ranges

As stated in the opinion issued in the "Independent Public Accountant’s Report on Compliance with the Requirements of Section 83 of the General Companies Law and Article 3 of Section I, Chapter X, Title II of the regulations (N.T. 2013 and amendments) of the National Securities Commission" by EY regarding the "Exchange Ratio for Each ECOGAS Share" and its Annex I, (i) the Average Value Range of the ECOGAS Valuations is between US$488.00 and US$560.25 million; (ii) the Average Value Range of the ENSUD Valuations is between US$20.90 and US$23.95 million; and (iii) the Average Value Range of the DGCE Valuations is between US$248.60 and US$274.98 million (the "Value Ranges"). The Exchange Ratio has been determined using the average of these Value Ranges as a reference.

Fairness Opinions

The Fairness Opinions have been addressed by VALO to the Board of ECOGAS, and by INFUPA to the Board of CEPU for their consideration at the board meetings on March 31, 2025, and have not been intended to any other person, investor, and/or beneficiary beyond the members of both Boards themselves.

Regarding the issue of the Fairness Opinions, (i) VALO and INFUPA assume that the Available Information is true, accurate and complete for the analysis and valuations, and that there are no relevant facts or other material information that, to the knowledge of the Companies, have not been reported and/or disclosed in their Financial Statements and/or in the Available Information provided by the Companies’ Managements upon delivery of the Fairness Opinion to both Boards of Directors; (ii) VALO and INFUPA have not conducted any audit tasks or accounting, financial and/or tax due diligence activities on the Available Information; (iii) in no case shall VALO and INFUPA, or their directors or employees assume any liability whatsoever against third parties for losses caused to the Companies, their directors, shareholders and/or third parties resulting from the Fairness Opinions; and (iv) the Fairness Opinions shall be governed by, and interpreted in accordance with, the laws of the Argentine Republic, and any controversy arising therefrom shall be submitted to the competent Courts of the City of Buenos Aires, waiving any other jurisdiction or venue that may otherwise apply.

Compliance Report on the Swap Ratio

The Swap Ratio has been certified by EY, which has carried out the assignment in accordance with the provisions included in Section VIII of the second part of the Technical Resolution No. 37 of the Argentine Federation of Professional Councils of Economic Sciences. The work carried out by EY did not constitute a review and, therefore, the statements therein do not represent a technical opinion regarding the information subject to the report. The Compliance Report on the Swap Ratio is attached hereto as Exhibit E.

In particular, EY followed the procedures below, applied on the records and documents provided by the Companies:

●	Compare the information contained in Exhibit I to the Compliance Report with the information arising from the respective reports of the valuation experts VALO and INFUPA.
●	Compare the information on the swap ratios contained in Exhibit I to the Compliance Report with the information arising from the respective reports of the valuation experts VALO and INFUPA;
●	Verify the correct calculation of simple averages for both the valuations and the swap ratios included in Exhibit I to the Compliance Report; and
●	Verify the arithmetic correctness of the corresponding calculations.

Based on the work performed, EY has determined that:

●	The low, high, and average ranges established for the “Swap Ratio per ECOGAS share”, comply with the provisions of Article 3, Section I, Chapter X, Title II of the Regulations (Technical Note 2013, as amended) of the CNV concerning the determination of the swap ratio for the Split-Off Merger process.

Capital Increase of ECOGAS

As a result of the Split-Off Merger and according to the proposed Swap Ratio, ECOGAS shall issue, on the Corporate Reorganization Effective Date, a total of 8,097,326 common book-entry shares Class D with a face value of $10 and carrying one vote each, or a total of 80,973,264 common book-entry shares Class D with a face value of $1 and carrying one vote each if the change in the face value of shares is approved by ECOGAS’s shareholders at the meeting, with a total merger premium of a specified amount in accordance with the International Financial Reporting Standards, which shall be assigned to CEPU shareholders pursuant to the Swap Ratio and all other terms and conditions herein. Additionally, ECOGAS shall cancel the outstanding Class A shares, which, on the date of this Prospectus, are held by CEPU and part of the Divided CEPU Equity. Consequently, the share capital of ECOGAS, after the Corporate Reorganization Effective Date, shall increase to $250,217,260 or to $250,217,264 in case ECOGAS’ shareholders approve the change of nominal value of the shares.

After the Corporate Reorganization Effective Date, the control structure shall not be affected, as the Company will be under the joint control of the Class B and Class C shareholders, whose shares carry 5 (five) votes each and grant certain rights concerning the Company's governance, administration and oversight, as per Bylaws provisions.

Bylaws of the Continuing Company

The Bylaws of ECOGAS are amended because of the Corporate Reorganization. The full text of the bylaws draft of the Continuing Company is included in Exhibit F. The Bylaws will not be amended with respect to the share capital, as it is not necessary, given ECOGAS will continue to be an entity whose capital remains subject, under the same current conditions, to the Public Offer Regime of securities. Notwithstanding this, the Bylaws will be amended as a result of the Corporate Reorganization, as on this date, the sole Class A shareholder is Central Puerto S.A.

Formation of the corporate bodies of the Continuing Company as from the Corporate Reorganization Effective Date

There will be no changes in the formation of the Board of Directors of ECOGAS resulting from the Corporate Reorganization. Notwithstanding this, the Shareholders at the Meeting to be held on April 14, 2025 shall appoint the Directors for Class A shareholders, pursuant to applicable Bylaws provisions. The transitional maintenance of the formation of the Board of Directors shall be established until the next ECOGAS Shareholders’ Meeting is held, at which the removal, resignation, and/or appointment shall be addressed as a specific item on the agenda.

Corporate Authorizations

The Corporate Reorganization was approved in the respective Board of Directors Meetings of the Companies dated March 31, 2025 with respect to all other terms, aspects, and documentations relative to the Corporate Reorganization. The Boards of Directors of the Companies have concluded, among other things, that the Corporate Reorganization is beneficial to them.

Administrative Approvals

The Corporate Reorganization shall require the administrative approval of CNV, and the subsequent filing with IGJ.

In addition, it shall also require the administrative approval of CNV, and the subsequent registration with IGJ regarding the capital increase of ECOGAS and the issue of New Shares, as well as the amendments to the Bylaws of ECOGAS resulting from the Corporate Reorganization, and the authorization for the public offering and listing of the New Shares on BYMA, as applicable.

Corporate Approvals

The Corporate Reorganization is subject to obtaining approvals from the respective shareholders at the Special Meetings of the Companies.

Business Management until the Corporate Reorganization Effective Date

The Companies have agreed that from the execution date of the Previous Commitment to the Corporate Reorganization Effective Date, the management of Divided CEPU Equity shall be conducted by CEPU.

Tax Effects of the Split-Off Merger

In the opinion of the Companies’ advisors, the Split-off Merger of CEPU and ECOGAS qualifies as a corporate reorganization under the terms of Section 80 and related provisions of LIG, DRLIG, and other supplementary regulations of ARCA. Therefore, it shall be considered free of national taxes, provided that all the requirements set forth in the regulations above for such purposes are met. In this regard, the profit or loss arising from the Corporate Reorganization shall not be subject to the Income Tax or the Value Added Tax.

Likewise, if the requirements by LIG and DRLIG are met, the revenue related to the transfer of goods resulting from the Corporate Reorganization shall be exempt from the Gross Income Tax in the City of Buenos Aires (as per Section 234, Subsection 11 of the Tax Code of the City of Buenos Aires).

SHAREHOLDERS’ MEETINGS

The Board of Directors of CEPU and the Board of Directors of ECOGAS, in their meetings held on March 31, 2025, decided to submit to the shareholders’ consideration at the meetings described below the approval of the terms and conditions of the Previous Commitment, including the Swap Ratio and the documentation attached to that Previous Commitment.

After the shareholders’ meetings are held, each one of the Companies shall issue a split-off merger notice for 3 (three) days, in accordance with the provisions of Section 83, Subsection 3, and Section 88, Subsection 3 of the LGS.

CEPU

Special Shareholders’ Meeting of CEPU

Time and Place of the Meeting

The first call to the Special Shareholders’ Meeting of CEPU, which will consider, among other matters, both the Split-Off Merger and this Prospectus, shall be held virtually on May 22, 2025 at 2:00 PM.

Quorum and majorities

The Corporate Reorganization shall be approved by the qualified majority to transact the special cases listed in Section 244, last paragraph of LGS.

The quorum for holding the Shareholders’ Meeting as a special meeting for the approval of the Corporate Reorganization shall be 60% of the shares carrying voting rights on first call, and 30% on second call.

Agenda

1. Appointment of two shareholders to sign the minutes of the Shareholders’ Meeting

2. Amendment of Section 4 of the Bylaws regarding the corporate purpose.

3. Considering the following documents on the merger by absorption with CP Renovables S.A. (“CPR”) whereas the Company is the absorbing company (the “Merger”), all in compliance with the provisions of Section 82 and related ones of the Business Entities Act No. 19550 as amended: (i) (a) The Individual Merger Financial Statements of CEPU; and (b) the Consolidated Merger Balance Sheet of the Company with CPR, both closed on December 31, 2024, and the reports on them made by the Statutory Audit Committee and the independent auditor; (ii) the Previous Merger Commitment; and (iii) the Merger Prospectus and other related documents.

4. Authorization to enter into the Final Merger Agreement in the name and on behalf of the Company.

5. Considering the following documents on the split-off of the Company’s gas business and its merger with ECOGAS INVERSIONES S.A. (“ECOGAS”) whereas the latter is the absorbing company (the “Split-off-Merger”), all in compliance with the provisions of Sections 83, 88 and related ones of the Business Entities Act No. 19550 as amended: (i) (a) The Individual Financial Statements of CEPU; (b) the Special Split-off Balance Sheet of CEPU; and (c) the Consolidated Special Split-off-Merger Balance Sheet of the Company with ECOGAS, all closed on December 31, 2024, and the reports on them made by the Statutory Audit Committee and the independent auditor; (ii) the Previous Merger Commitment; and (iii) the Merger Prospectus and other related documents. Considering the swap ratio of shares.

6. Authorization to enter into the Final Split-off-Merger Agreement in the name and on behalf of the Company.

7. Granting of authorizations.

ECOGAS

Special Shareholders’ Meeting of ECOGAS

Time and Place of the Meeting

The first call to the Special Shareholders’ Meeting of ECOGAS, which will consider, among other matters, the Corporate Reorganization and this Prospectus, shall be held virtually on May 22, 2025 at 10:00 AM.

Quorum and majorities

The meeting shall be a special shareholders’ meeting. The first call of the special shareholders’ meeting shall be held by shareholders representing sixty percent (60%) of the shares carrying voting rights. The second call of these meetings shall be valid regardless of the number of shares carrying voting rights. In both cases, resolutions shall be adopted by an absolute majority of the votes present and eligible to be cast in the respective decision, unless as provided in the last paragraph of Section 244 of Law No. 19550, and the special rights of Class B and C shareholders set forth in Article 25 of the Bylaws under “Voting Rights. Restrictions.” Shareholders, or their proxies, whether in person or remotely, shall be deemed present and shall be counted for quorum and majorities purposes.

Agenda

1. Appointment of two shareholders to sign the minutes of the Shareholders’ Meeting.

2. To consider the extension of the corporate purpose and the change in the face value of the Company’s shares from ten Argentine pesos ($10.-) to one Argentine peso ($1.-) per share. To consider the share transfer limitations, and the order of priority among the classes of shareholders for the acquisition of shares. To consider quorum and majorities of the Board of Directors. To consider the change in the special majorities provided for in the Bylaws for Classes B and C. Amendment to Sections Three, Four, Five, Fourteen and Twenty-Five of the Bylaws.

3. To consider the following documentation relative to the split-off merger with Central Puerto S.A. (“CEPU”), being the Company the absorbing company (the “Split-Off Merger”), entirely as provided by Section 83, 88, and related provisions of the Business Entities Act (Law No. 19550), as amended.

In other words: (i) (a) the ECOGAS Individual Financial Statements; (b) the Special Consolidated Split-Off Merger Balance Sheet of the Company with CEPU, both ended December 31, 2024, and the reports about said documents prepared by the Statutory Audit Committee and the independent auditor; (ii) the Previous Commitment; and (iii) the Prospectus and other related documentation. To consider the swap ratio of shares.

4. To consider the share capital increase of the Company resulting from the Split-Off Merger. To cancel Class A shares and to issue Class D shares carrying one vote each. To apply for the public offering of the newly issued shares before the Argentine Securities Commission, and for their listing on Bolsa y Mercados S.A. To delegate to the Board of Directors the implementation of the share swap, with authorization to sub-delegate.

5. To provide the authorization for executing, on behalf of the Company, the Final Split-Off Merger Agreement.

6. To consider the amendment to Sections Four, Five, Seven, and Nine of the Bylaws, concerning the elimination of Class A shares and their preemptive rights, and the formation of the Board of Directors, subject to the administrative approval of Split-Off Merger by CNV. To introduce the first transitional provision into the Bylaws regarding the formation of the Board of Directors until the next Shareholders’ Meeting of the Company, at which the change in members will be addressed as a specific item on the agenda. To adopt a consolidated version of the Bylaws.

7. Granting of authorizations.

OTHER RELEVANT INFORMATION

Information on recent corporate decisions by the Companies

ECOGAS

The Shareholders’ Meeting dated February 24, 2025, considering the same-date payment of dividends made by the Subsidiaries DGCE and DGCU, and other factors, decided to completely release the balance of the Optional Reserve for future payments of dividends to be allocated to the payment of cash dividends to all the Shareholders, in the proportion of their shareholding. It is hereby put on record that this proposal does not breach the commitments undertaken by the Company. In this way, the payment of cash dividends to the Shareholders of $1,140.90268231228 per share was ordered, which were made available to them on March 10, 2025.

Additionally, taking into account the legal, regulatory and Bylaws provisions, as well as the commitments undertaken, which shall not be breached, the cash flows and liquidity, and the proposals for the allocation of income(loss) of the subsidiaries DGCE, DGCU, and ENSUD, and with respect to the Retained Earnings as of the year ended December 31, 2024, the Board of Directors of ECOGAS, on March 6, 2025, recommended to the Shareholders at the Meeting to be held on April 14, 2025, the allocation of 5% to the Statutory Reserve, and the remaining balance of the retained earnings to the payment of cash dividends to all of the Shareholders, in the proportion of their holding.

These circumstances are known and have been considered by the valuation experts.

ECOGAS
ECOGAS INVERSIONES S.A. Av. Leandro N. Alem 855, 25th Floor City of Buenos Aires Argentina
CEPU
Central Puerto S.A. Tomás A. Edison 2701, City of Buenos Aires Argentina
External Auditor
Pistrelli, Henry Martin & Asociados S.A. City of Buenos Aires Argentina
Legal Advisor for ECOGAS and CEPU
Bruchou & Funes de Rioja Ingeniero Enrique Butty 275, 12th Floor, City of Buenos Aires Argentina
Financial Advisor
Banco de Valores S.A. Jerónimo Salguero 3350, 1st Floor City of Buenos Aires Argentina

Osvaldo Arturo Reca	Osvaldo Arturo Reca
Chairman of ECOGAS Inversiones S.A.	Chairman of Central Puerto S.A.

EXHIBIT A (1) ECOGAS INDIVIDUAL BALANCE SHEET

EXHIBIT A (2) CEPU INDIVIDUAL BALANCE SHEET

EXHIBIT B CEPU SPLIT-OFF BALANCE SHEET

AND CONSOLIDATED SPLIT-OFF MERGER BALANCE SHEET

EXHIBIT C PREVIOUS SPLIT-OFF MERGER COMMITMENT

EXHIBIT D FAIRNESS OPINIONS FROM VALO AND INFUPA

EXHIBIT E EY COMPLIANCE REPORT

EXHIBIT F ECOGAS BYLAWS